Note 7. Derivative Contracts
FINANCIAL STATEMENTS

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
As at June 30, 2025 and December 31, 2024
($ in millions)

	As at June 30, 2025	As at December 31, 2024
ASSETS	(Unaudited)
Fixed income securities, available for sale (amortized cost — 2025: $5,183.9 and 2024: $4,861.1 net of allowance for expected credit losses 2025: $0.8 and 2024: $1.0) (1)	$5,146.3	$4,692.2
Fixed income securities, trading at fair value (amortized cost — 2025: $1,166.3 and 2024: $1,207.7) (1)	1,168.0	1,199.9
Short-term investments, available for sale (amortized cost — 2025: $90.8 and 2024: $261.9)	90.8	261.9
Short-term investments, trading at fair value (amortized cost — 2025: $8.4 and 2024: $1.0)	8.4	1.0
Catastrophe bonds, trading at fair value (amortized cost — 2025: $Nil and 2024: $1.0)	—	1.0
Privately-held investments, available for sale (amortized cost — 2025: $25.8 and 2024: $24.0)	26.4	24.2
Privately-held investments, trading at fair value (amortized cost — 2025: $227.6 and 2024: $288.0) (2)	225.1	286.8
Investments, equity method	7.4	7.3
Other investments, at fair value (3)	312.2	267.2
Total investments	6,984.6	6,741.5
Cash and cash equivalents (4)	939.0	914.2
Unpaid losses recoverable from reinsurers (net of allowance for expected credit losses of 2025: $28.3 and 2024: $27.5)	4,273.9	4,172.0
Ceded unearned premiums	1,102.2	901.7
Underwriting premiums receivables (7) (net of allowance for expected credit losses of 2025: $21.3 and 2024: $24.6)	1,921.8	1,617.0
Deferred acquisition costs	364.7	322.1
Derivative assets	28.1	17.0
Right-of-use operating lease assets	48.5	53.5
Income taxes refundable	5.8	0.9
Deferred tax assets	369.5	397.9
Other assets	354.0	590.8
Intangible assets and goodwill	19.9	19.9
Total assets	$16,412.0	$15,748.5
LIABILITIES
Reserve for losses and loss adjustment expenses (7)	$8,632.2	$8,122.6
Unearned premiums (7)	2,933.0	2,645.8
Total insurance reserves	11,565.2	10,768.4
Reinsurance premiums	856.4	901.1
Income taxes payable	0.1	6.8
Deferred tax liabilities	1.1	1.1
Accrued expenses and other payables (5)	225.1	237.2
Payables for securities purchased	28.6	36.9
Operating lease liabilities	71.0	75.6
Derivative liabilities	22.4	49.5
Long-term debt	296.4	300.0
Total liabilities	$13,066.3	$12,376.6
Commitments and contingent liabilities (see Note 14)
SHAREHOLDERS’ EQUITY
Ordinary shares (6)	$0.1	$0.1
Preference shares	699.9	970.5
Additional paid-in capital (6)	794.3	761.7
Retained earnings	2,085.1	2,029.7
Accumulated other comprehensive (loss)	(233.7)	(390.1)
Total shareholders’ equity	3,345.7	3,371.9
Total liabilities and shareholders’ equity	$16,412.0	$15,748.5
_________________
(1)Fixed income securities, available for sale includes related party investments totaling $20.8 million (December 31, 2024 — $14.0 million). Fixed income securities, trading at fair value includes related party investments totaling $90.1 million (December 31, 2024 — $74.9 million).
(2)Privately-held investments, trading at fair value include related party investments totaling $58.3 million (December 31, 2024 — $73.6 million).
(3)Other investments includes related party investments in Funds Managed by Apollo of $75.1 million (December 31, 2024 — $78.6 million).
(4)Cash and cash equivalents includes restricted cash of $217.2 million (December 31, 2024 — $181.9 million) which are held in trusts.
(5)Includes amounts due to related parties of $3.6 million for investment management fees (December 31, 2024 — $4.0 million), and $0.5 million for management consulting fees (December 31, 2024 — $1.3 million).
(6)Ordinary shares and additional paid-in capital have been retroactively adjusted to reflect the Ordinary Share Exchange, for all periods presented. Refer to Note 9, “Capital Structure” for further details.
(7)Included within underwriting premiums receivables, reserve for losses and loss adjustment expenses and unearned premiums are related party balances of $2.1 million, $0.7 million and $1.2 million, respectively. Refer to Note 13, “Related Party Transactions” for further details.

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
For the Three and Six Months Ended June 30, 2025 and 2024
($ in millions, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenues
Net earned premiums (4)	$674.9	$705.4	$1,377.6	$1,371.1
Net investment income (1)	80.5	82.5	156.4	159.3
Realized and unrealized investment gains (2)	20.6	13.1	31.1	26.8
Total revenues	776.0	801.0	1,565.1	1,557.2
Expenses
Losses and loss adjustment expenses (4)	(379.1)	(420.2)	(834.4)	(804.7)
Acquisition costs	(90.0)	(105.6)	(185.7)	(198.5)
General, administrative and corporate expenses (3)	(178.1)	(143.8)	(336.3)	(274.5)
Interest expense	(8.9)	(14.0)	(18.0)	(30.1)
Change in fair value of derivatives	20.0	(2.0)	45.9	(15.6)
Realized and unrealized investment losses (2)	(29.9)	(39.2)	(40.7)	(53.9)
Net realized and unrealized foreign exchange (losses)/gains	(51.9)	3.9	(90.7)	26.6
Total expenses	(717.9)	(720.9)	(1,459.9)	(1,350.7)
Income from operations before income taxes	58.1	80.1	105.2	206.5
Income tax expense	(11.6)	(11.1)	(21.9)	(25.7)
Net income	$46.5	$69.0	$83.3	$180.8

Other Comprehensive Income/(Loss):
Reclassification adjustment for net realized losses on investments included in net income	$30.0	$22.1	$33.4	$26.0
Change in net unrealized gains/(losses) on available for sale securities held	31.8	(12.5)	98.2	(43.1)
Net change from current period hedged transactions	5.3	0.3	10.5	(0.2)
Change in foreign currency translation adjustment	42.5	7.5	54.7	(1.6)
Other comprehensive income/(loss), before income taxes	109.6	17.4	196.8	(18.9)
Income tax (expense)/benefit thereon:
Reclassification adjustment for net realized losses on investments included in net income	(6.2)	(2.6)	(6.9)	(3.0)
Change in net unrealized (gains)/losses on available for sale securities held	(6.4)	2.0	(20.1)	5.0
Net change from current period hedged transactions	(1.2)	—	(2.2)	—
Change in foreign currency translation adjustment	(8.7)	—	(11.2)	—
Total income tax (expense)/benefit allocated to other comprehensive income/(loss)	(22.5)	(0.6)	(40.4)	2.0
Other comprehensive income/(loss), net of income taxes	87.1	16.8	156.4	(16.9)
Total comprehensive income attributable to Aspen Insurance Holdings Limited	$133.6	$85.8	$239.7	$163.9

Net income as reported	$46.5	$69.0	$83.3	$180.8
Preference share dividends	(11.0)	(13.7)	(23.5)	(27.3)
Preference share redemption costs	—	—	(4.4)	—
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$35.5	$55.3	$55.4	$153.5

Basic earnings per ordinary share	$0.39	$0.61	$0.61	$1.69
Diluted earnings per ordinary share	$0.39	$0.61	$0.61	$1.69
_________________
(1)    Net investment income includes related party net investment income for the three and six months ended June 30, 2025 of $1.9 million and $3.7 million, respectively (June 30, 2024 — $5.8 million and $10.4 million) and related party investment management fees of $1.8 million and $4.1 million, respectively (June 30, 2024 — $0.6 million and $3.2 million).
(2)    Realized and unrealized investments gains and losses include gains on related party investments for the three months ended June 30, 2025 of $1.0 million and losses on related party investments for the six months ended June 30, 2025 of $0.3 million (June 30, 2024 — gains of $0.4 million and $3.1 million).
(3)    General, administrative and corporate expenses includes related party management consulting fees for the three and six months ended June 30, 2025 of $0.5 million and $1.8 million, respectively (June 30, 2024 — $1.2 million and $2.5 million).
(4)    Included within net earned premiums are related party balances for the three and six months ended June 30, 2025 of $1.5 million and $2.4 million, respectively. Included within losses and loss adjustment expenses are related party balances for the three and six months ended June 30, 2025 of $0.3 million and $0.7 million, respectively. Refer to Note 13, “Related Party Transactions” for further details.

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
For the Three and Six Months Ended June 30, 2025 and 2024
($ in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Ordinary shares (1)
Beginning of the period	$0.1	$0.1	$0.1	$0.1
End of the period	0.1	0.1	0.1	0.1
Preference shares (2)
Beginning of the period	699.9	753.5	970.5	753.5
Preference shares redeemed (3)	—	—	(270.6)	—
End of the period	699.9	753.5	699.9	753.5
Additional paid-in capital (1)
Beginning of the period	761.7	761.7	761.7	761.7
Share-based compensation	32.6	—	32.6	—
End of the period	794.3	761.7	794.3	761.7
Retained earnings
Beginning of the period	2,049.6	1,866.7	2,029.7	1,793.5
Net income for the period	46.5	69.0	83.3	180.8
Dividends on ordinary shares	—	(150.0)	—	(175.0)
Dividends on preference shares	(11.0)	(13.7)	(23.5)	(27.3)
Preference share redemption costs (3)	—	—	(4.4)	—
End of the period	2,085.1	1,772.0	2,085.1	1,772.0
Accumulated other comprehensive income:
Cumulative foreign currency translation adjustments:
Beginning of the period	(176.9)	(181.6)	(186.6)	(172.5)
Change for the period, net of income taxes	33.8	7.5	43.5	(1.6)
End of the period	(143.1)	(174.1)	(143.1)	(174.1)
(Loss)/gain on derivatives:
Beginning of the period	(1.1)	(0.7)	(5.3)	(0.2)
Net change from current period hedged transactions, net of income taxes	4.1	0.3	8.3	(0.2)
End of the period	3.0	(0.4)	3.0	(0.4)
Unrealized (depreciation)/appreciation on available for sale investments:
Beginning of the period	(142.8)	(251.7)	(198.2)	(227.6)
Change for the period, net of income taxes	49.2	9.0	104.6	(15.1)
End of the period	(93.6)	(242.7)	(93.6)	(242.7)
Total accumulated other comprehensive (loss)	(233.7)	(417.2)	(233.7)	(417.2)

Total shareholders’ equity	$3,345.7	$2,870.1	$3,345.7	$2,870.1
_________________
(1)    Ordinary shares and additional paid-in capital have been retroactively adjusted to reflect the Ordinary Share Exchange, for all periods presented. Refer to Note 9, “Capital Structure” for further details.
(2)    Preference shares of $725.0 million, less issuance costs of $25.1 million (June 30, 2024 — $775.0 million and $21.5 million).
(3)    On January 1, 2025, the Company redeemed its 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, representing an aggregate amount of $275.0 million, plus a reclassification adjustment of $4.4 million between retained earnings and preference shares which represents the difference between the capital raised upon issuance, net of issuance costs, and the final redemption cost.

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the Six Months Ended June 30, 2025 and 2024
($ in millions)

	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net income	$83.3	$180.8
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	7.7	0.6
Share-based compensation	41.8	—
Amortization of right-of-use operating lease assets	5.1	4.9
Interest on operating lease liabilities	1.8	2.1
Realized and unrealized investment gains	(31.1)	(26.8)
Realized and unrealized investment losses	40.7	53.9
Deferred tax (benefit)/expense	(12.0)	4.6
Net realized and unrealized investment foreign exchange (gains)/losses	(10.0)	8.7
Net change from current period hedged transactions	10.5	(0.2)
Unrealized losses on investment funds in net investment income	5.2	2.1

Changes in:
Reserve for losses and loss adjustment expenses	509.6	22.4
Unearned premiums	287.2	408.3
Unpaid losses recoverable from reinsurers	(101.9)	302.5
Ceded unearned premiums	(200.5)	(228.6)
Deferred acquisition costs	(42.6)	(44.7)
Reinsurance premiums payable	(44.7)	(106.2)
Underwriting premiums receivable	(304.8)	(403.1)
Income tax payable and refundable	(11.6)	(25.4)
Accrued expenses and other payables	(21.5)	5.0
Derivative assets and derivative liabilities	(38.2)	11.8
Operating lease liabilities	(7.8)	(8.3)
Other	(38.2)	12.8
Net cash provided by operating activities	$128.0	$177.2

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (CONTINUED)
For the Six Months Ended June 30, 2025 and 2024
($ in millions)

	Six Months Ended June 30,
	2025	2024
Cash flows from investing activities:
(Purchases) of fixed income securities — Available for sale	$(1,360.9)	$(960.7)
(Purchases) of fixed income securities — Trading	(208.5)	(274.5)
Proceeds from sales and maturities of fixed income securities — Available for sale	1,059.4	656.4
Proceeds from sales and maturities of fixed income securities — Trading	261.5	499.8
Net proceeds from catastrophe bonds — Trading	1.0	0.5
(Purchases) of short-term investments — Available for sale	(133.7)	(80.1)
Proceeds from sale of short-term investments — Available for sale	310.1	92.7
(Purchases) of short-term investments — Trading	(20.5)	(5.1)
Proceeds from sale of short-term investments — Trading	13.3	4.5
(Purchases) of privately-held investments — Trading	(1.9)	(54.4)
Proceeds from sale of privately-held investments — Trading	62.6	52.4
Net change in (payable)/receivable for securities (purchased)/sold	(10.4)	0.9
(Purchases) of other investments	(56.8)	(3.0)
Net proceeds from sales of other investments	8.8	1.9
Net (purchases) of fixed assets	(16.3)	(8.4)
Net cash (used in) investing activities	$(92.3)	$(77.1)

Cash flows from financing activities:
Repayment of term loan facility	$(300.0)	$—
Proceeds from senior notes issued	296.4	—
Dividends paid on ordinary shares	—	(175.0)
Dividends paid on preference shares	(23.5)	(27.3)
Net cash (used in) financing activities	$(27.1)	$(202.3)

Effect of exchange rate movements on cash and cash equivalents	16.2	(4.7)

Increase/(decrease) in cash and cash equivalents	24.8	(106.9)
Cash and cash equivalents at beginning of period	914.2	1,028.1
Cash and cash equivalents at end of period (1)	$939.0	$921.2
_________________
(1)    Cash and cash equivalents includes restricted cash of $217.2 million (June 30, 2024 — $220.9 million) which are held in trusts.

ASPEN INSURANCE HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
($ in millions, except share and per share amounts)
1.    History and Organization
Aspen Insurance Holdings Limited (“Aspen Holdings”) was incorporated as a Bermuda exempted company on May 23, 2002 as a holding company headquartered in Bermuda. We underwrite specialty insurance and reinsurance on a global basis through our Operating Subsidiaries (as defined below) based in Bermuda, the United States and the United Kingdom: Aspen Bermuda Limited (“Aspen Bermuda”), Aspen Specialty Insurance Company (“Aspen Specialty”), Aspen American Insurance Company (“AAIC”), Aspen Insurance UK Limited (“Aspen UK”) and Aspen Underwriting Limited (“AUL”) (as the sole corporate member of our Lloyd’s operations, Syndicate 4711, which is managed by Aspen Managing Agency Limited (“AMAL”) (together, “Aspen Lloyd’s”)), each referred to herein as an “Operating Subsidiary” and collectively referred to as the “Operating Subsidiaries”, as well as through branch operations in Canada, Singapore and Switzerland. We established Aspen Capital Management, Ltd. (“ACML”) and other related entities (collectively, “ACM”) to leverage our existing underwriting franchise, increase our operational flexibility and provide third-party investors direct access to our capital markets and underwriting expertise. References to the “Company,” the “Group,” “we,” “us” or “our” refer to Aspen Holdings or Aspen Holdings and its consolidated subsidiaries.
From February 2019 until May 2025, the Company was a wholly-owned subsidiary of Highlands Bermuda Holdco, Ltd., which held all of the Company’s Class A ordinary shares (the “Ordinary Shares”) and was an affiliate of certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager (collectively with its subsidiaries, “Apollo”). Prior to the Company’s initial public offering in May 2025 (“IPO”), Highlands Bermuda Holdco, Ltd. distributed all of the Company’s Ordinary Shares to AP Highlands Holdings, L.P., a Cayman exempted limited partnership, AP Highlands Co-Invest, L.P., a Cayman exempted limited partnership (together, the “Apollo Shareholders”), and certain members of our management team. The Apollo Shareholders are each an affiliate of certain investment funds managed by affiliates of Apollo.
In May 2025, the Company completed its IPO of 13,250,000 of its Ordinary Shares. The Ordinary Shares began trading on the New York Stock Exchange (“NYSE”) on May 8, 2025. Subsequent to the closing of the IPO, the underwriters exercised in full the option to purchase an additional 1,987,500 of the Company’s Ordinary Shares. The shares sold in the IPO were sold by the Apollo Shareholders, and the Company did not receive any of the proceeds from the sale of the Ordinary Shares by the Apollo Shareholders. Following the completion of these matters, the Apollo Shareholders collectively beneficially own approximately 82.1% of the Company’s Ordinary Shares.
As at the date of this report, the Company’s Ordinary Shares, preference shares and depository shares are listed on the NYSE under the following ticker symbols: AHL, AHL PRD, AHL PRE and AHL PRF, respectively.
2.    Basis of Presentation and Significant Accounting Policies
The accompanying unaudited consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Results for the three and six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the year ended December 31, 2025. The unaudited consolidated financial statements include the accounts of Aspen Holdings and its subsidiaries. Transactions between Aspen Holdings and its subsidiaries are eliminated within the unaudited consolidated financial statements.
The balance sheet as at December 31, 2024 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2024 contained in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on March 19, 2025 (File No. 001-31909).
Assumptions and estimates made by management have a significant impact on the amounts reported within the unaudited consolidated financial statements. The most significant of these assumptions and estimates relate to losses and loss adjustment expenses, reinsurance recoverables, gross written premiums and commissions which have not been reported to the Company such as those relating to proportional treaty reinsurance contracts, unrecognized tax benefits, the fair value of derivatives and the fair value of other and privately-held investments. All material assumptions and estimates are regularly reviewed and adjustments made as necessary, but actual results could differ significantly from those expected when the assumptions or estimates were made.
The consolidated financial statements have been prepared on a going concern basis.

There have been no material changes to the Company’s significant accounting policies as described in its Form 20-F for the year ended December 31, 2024, except as described below.
Accounting for Share-Based Payments
The Company is authorized to issue incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, other share awards, and performance awards to certain eligible employees, directors and other service providers. The Company measures compensation expense for all share-based payment awards based on estimated fair values at the grant date. The fair value of stock options is estimated using the Black-Scholes option pricing model, which requires the input of subjective assumptions including expected volatility, expected term, risk-free interest rate, and dividend yield. Compensation expense is recognized over the period for which the employee, director or service provider is required to provide services in exchange for the award. The Company has elected to estimate expected forfeitures over the requisite service period.

3.    Segment Reporting
The Company manages its underwriting operations as two business segments: Insurance and Reinsurance. The Company has determined its reportable segments by taking into account the manner in which the Company’s chief operating decision maker (“CODM”) makes operating decisions and assesses operating performance. The Company’s CODM is the Group Executive Committee, which comprises global heads of key functions and other key business leads.
Income or loss for each of the Company’s business segments is measured by underwriting income or loss. Underwriting income is the excess of net earned premiums over the sum of losses and loss expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for the CODM to evaluate the segment’s underwriting performance.
Insurance Segment.  The Insurance segment consists of first party insurance, specialty insurance, casualty and liability insurance, financial and professional lines insurance, and other insurance. The other insurance business line includes Aspen Underwriting Limited’s participation as a corporate member in Carbon Syndicate 4747, and the Company’s digital follow capacity offered through Ki’s Lloyd’s platform.
Reinsurance Segment. The Reinsurance segment consists of property catastrophe reinsurance, other property reinsurance, casualty reinsurance and specialty reinsurance.
Non-underwriting Disclosures. The Company provides additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include: corporate expenses, non-operating expenses, net investment income, net realized and unrealized investment gains or losses, changes in fair value of derivatives, interest expenses, net realized and unrealized foreign exchange gains or losses, and income taxes. These income and expense items are not allocated to the Company’s business segments as they are not directly related to the Company’s business segment operations and is consistent with how the CODM measures the performance of the business segments. The Company does not allocate its assets by business segment as we evaluate underwriting results of each segment separately from the results of our investment portfolio.
The Company uses underwriting ratios as measures of performance. The loss ratio is the ratio of losses and loss adjustment expenses to net earned premiums. The acquisition cost ratio is the ratio of acquisition costs to net earned premiums. The general and administrative expense ratio is the ratio of general and administrative expenses to net earned premiums. The combined ratio is the sum of the loss ratio, the acquisition cost ratio and the general and administrative expense ratio.

The following tables provide a summary of gross and net written and earned premiums, underwriting income or loss, ratios and reserves for each of the Company’s business segments for the three months ended June 30, 2025 and 2024:

	Three Months Ended June 30, 2025
	Insurance	Reinsurance	Total

	($ in millions)
Underwriting Revenues
Gross written premiums	$693.5	$545.4	$1,238.9
Net written premiums	390.4	325.1	715.5
Gross earned premiums	672.7	443.5	1,116.2
Net earned premiums	395.8	279.1	674.9
Underwriting Expenses
Losses and loss adjustment expenses	(239.3)	(139.8)	(379.1)
Acquisition costs	(45.2)	(44.8)	(90.0)
General and administrative expenses	(67.1)	(38.3)	(105.4)
Underwriting income	44.2	56.2	100.4
Corporate and other expenses			(25.4)
Non-operating expenses			(47.3)
Net investment income			80.5
Realized and unrealized investment gains			20.6
Realized and unrealized investment losses			(29.9)
Change in fair value of derivatives			20.0
Interest expense			(8.9)
Net realized and unrealized foreign exchange losses			(51.9)
Income before income taxes			58.1
Income tax expense			(11.6)
Net income			$46.5

Net reserve for losses and loss adjustment expenses	$2,515.7	$1,842.6	$4,358.3
Ratios
Loss ratio	60.5%	50.1%	56.2%
Acquisition cost ratio	11.4	16.1	13.3
General and administrative expense ratio	17.0	13.7	15.6
Expense ratio	28.4	29.8	28.9
Combined ratio	88.9%	79.9%	85.1%

	Three Months Ended June 30, 2024
	Insurance	Reinsurance	Total

	($ in millions)
Underwriting Revenues
Gross written premiums	$684.2	$566.2	$1,250.4
Net written premiums	425.3	385.8	811.1
Gross earned premiums	620.9	434.3	1,055.2
Net earned premiums	378.3	327.1	705.4
Underwriting Expenses
Losses and loss adjustment expenses	(231.2)	(189.0)	(420.2)
Acquisition costs	(48.2)	(57.4)	(105.6)
General and administrative expenses	(63.4)	(35.9)	(99.3)
Underwriting income	35.5	44.8	80.3
Corporate and other expenses			(39.0)
Non-operating expenses			(5.5)
Net investment income			82.5
Realized and unrealized investment gains			13.1
Realized and unrealized investment losses			(39.2)
Change in fair value of derivatives			(2.0)
Interest expense			(14.0)
Net realized and unrealized foreign exchange gains			3.9
Income before income taxes			80.1
Income tax expense			(11.1)
Net income			$69.0

Net reserve for losses and loss adjustment expenses	$2,004.9	$1,552.8	$3,557.7
Ratios
Loss ratio	61.1%	57.8%	59.6%
Acquisition cost ratio	12.7	17.5	15.0
General and administrative expense ratio	16.8	11.0	14.1
Expense ratio	29.5	28.5	29.1
Combined ratio	90.6%	86.3%	88.7%

The following tables provide a summary of gross and net written and earned premiums, underwriting income or loss, ratios and reserves for each of the Company’s business segments for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30, 2025
	Insurance	Reinsurance	Total

	($ in millions)
Underwriting Revenues
Gross written premiums	$1,380.0	$1,146.1	$2,526.1
Net written premiums	768.3	698.9	1,467.2
Gross earned premiums	1,348.3	888.4	2,236.7
Net earned premiums	799.5	578.1	1,377.6
Underwriting Expenses
Losses and loss adjustment expenses	(487.2)	(347.2)	(834.4)
Acquisition costs	(95.3)	(90.4)	(185.7)
General and administrative expenses	(141.6)	(88.3)	(229.9)
Underwriting income	75.4	52.2	127.6
Corporate and other expenses			(50.8)
Non-operating expenses			(55.6)
Net investment income			156.4
Realized and unrealized investment gains			31.1
Realized and unrealized investment losses			(40.7)
Change in fair value of derivatives			45.9
Interest expense			(18.0)
Net realized and unrealized foreign exchange losses			(90.7)
Income before income taxes			105.2
Income tax expense			(21.9)
Net income			$83.3

Net reserve for losses and loss adjustment expenses	$2,515.7	$1,842.6	$4,358.3
Ratios
Loss ratio	60.9%	60.1%	60.6%
Acquisition cost ratio	11.9	15.6	13.5
General and administrative expense ratio	17.7	15.3	16.7
Expense ratio	29.6	30.9	30.2
Combined ratio	90.5%	91.0%	90.8%

	Six Months Ended June 30, 2024
	Insurance	Reinsurance	Total

	($ in millions)
Underwriting Revenues
Gross written premiums	$1,301.2	$1,180.6	$2,481.8
Net written premiums	763.7	788.3	1,552.0
Gross earned premiums	1,223.7	848.5	2,072.2
Net earned premiums	739.3	631.8	1,371.1
Underwriting Expenses
Losses and loss adjustment expenses	(460.3)	(344.4)	(804.7)
Acquisition costs	(83.9)	(114.6)	(198.5)
General and administrative expenses	(125.6)	(72.5)	(198.1)
Underwriting income	69.5	100.3	169.8
Corporate and other expenses			(64.7)
Non-operating expenses			(11.7)
Net investment income			159.3
Realized and unrealized investment gains			26.8
Realized and unrealized investment losses			(53.9)
Change in fair value of derivatives			(15.6)
Interest expense			(30.1)
Net realized and unrealized foreign exchange gains			26.6
Income before income taxes			206.5
Income tax expense			(25.7)
Net income			$180.8

Net reserve for losses and loss adjustment expenses	$2,004.9	$1,552.8	$3,557.7
Ratios
Loss ratio	62.3%	54.5%	58.7%
Acquisition cost ratio	11.3	18.1	14.5
General and administrative expense ratio	17.0	11.5	14.4
Expense ratio	28.3	29.6	28.9
Combined ratio	90.6%	84.1%	87.6%

Geographical Areas. The following summary presents the Company’s gross written premiums based on the location of the insured risk for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

	($ in millions)		($ in millions)
Australia/Asia	$54.4	$59.9	$89.4	$96.2
Europe	34.7	36.0	133.4	132.9
United Kingdom & Ireland	164.4	183.4	299.8	343.6
United States & Canada (1)	845.3	814.9	1,668.8	1,517.4
Worldwide excluding the United States (2)	5.6	4.5	18.3	17.9
Worldwide including the United States (3)	93.7	104.1	229.8	276.2
Other (4)	40.8	47.6	86.6	97.6
Total	$1,238.9	$1,250.4	$2,526.1	$2,481.8
 ______________
(1)    “United States & Canada” comprises individual policies that insure risks specifically in the United States and/or Canada, but not elsewhere.
(2)    “Worldwide excluding the United States” consists of individual policies that insure global risks with the specific exclusion of the United States.
(3)    “Worldwide including the United States” consists of individual policies that insure global risks with the specific inclusion of the United States.
(4)    “Other” comprises individual policies that insure risks in other countries including, but not limited to, countries in the Caribbean, South America and the Middle East.
4.    Investments
Income Statement
Net Investment Income.  The following table summarizes net investment income for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

	(in millions)		($ in millions)
Fixed income securities — Available for sale	$53.5	$40.8	$104.0	$76.3
Fixed income securities — Trading	16.6	23.2	34.5	47.8
Short-term investments — Available for sale	0.8	0.9	2.6	1.8
Short-term investments — Trading	0.1	—	0.2	0.1
Fixed term deposits (included in cash and cash equivalents)	8.7	9.6	17.2	21.1
Privately-held investments — Available for sale	0.4	0.2	0.7	0.4
Privately-held investments — Trading	4.1	9.7	9.4	21.0
Other investments, at fair value (1)	(0.1)	1.6	(5.2)	(2.1)
Total	84.1	86.0	163.4	166.4
Investment expenses	(3.6)	(3.5)	(7.0)	(7.1)
Net investment income	$80.5	$82.5	$156.4	$159.3
_____________
(1)    Other investments primarily represent the Company’s investments in investment funds and exchange-traded funds. The amount reported represents the change in fair value of the investment funds in the period.

The following table summarizes the net realized and unrealized investment gains and losses recorded in the consolidated statement of operations and the change in unrealized gains and losses on investments recorded in other comprehensive income for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

	($ in millions)		($ in millions)
Available for sale:
Fixed income securities — gross realized gains	$1.6	$0.3	$2.8	$0.4
Fixed income securities — gross realized (losses)	(32.0)	(22.2)	(37.3)	(25.2)
Short-term investments — gross realized gains	1.1	0.2	2.0	0.2
Short-term investments — gross realized (losses)	(0.7)	(0.4)	(0.9)	(1.4)
Net change in expected credit gains	0.6	0.4	0.2	0.4
Trading:
Fixed income securities — gross realized gains	0.3	0.9	0.5	1.0
Fixed income securities — gross realized (losses)	(0.5)	(8.4)	(1.0)	(9.3)
Fixed income securities — net unrealized gains	15.4	11.3	23.4	24.1
Short-term investments — gross realized (losses)	—	—	—	(0.2)
Privately-held investments — gross realized gains	0.1	—	0.2	0.5
Privately-held investments — gross realized (losses)	—	—	(0.2)	(0.3)
Privately-held investments — net unrealized gains/(losses)	0.9	(8.2)	(1.3)	(17.5)
Investments, equity method:
Gross unrealized gains in MVI	—	—	0.1	—
Gross unrealized gains in Multi-Line Reinsurer	—	—	—	0.2
Other investments:
Other investments - net unrealized gains (1)	3.9	—	1.9	—
Total net realized and unrealized investment (losses) recorded in the consolidated statement of operations	$(9.3)	$(26.1)	$(9.6)	$(27.1)

Change in available for sale net unrealized gains/(losses):
Available for sale investments	$61.8	$9.6	$131.6	$(17.1)
Income tax (expense)/benefit	(12.6)	(0.6)	(27.0)	2.0
Total change in net unrealized gains/(losses), net of taxes recorded in other comprehensive income	$49.2	$9.0	$104.6	$(15.1)
_____________
(1)    Other investments primarily represent the Company’s investments in investment funds and exchange-traded funds. The amount reported represents the change in fair value of the exchange-traded funds in the period.

Balance Sheet
Fixed Income Securities, Short-term Investments and Privately-held Investments — Available for Sale.  The following tables present the cost or amortized cost, gross unrealized gains and losses, and estimated fair value of available for sale investments in fixed income securities, short-term investments and privately-held investments as at June 30, 2025 and December 31, 2024:

	As at June 30, 2025
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value

	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,394.3	$22.5	$(8.4)	$—	$1,408.4
U.S. agency	7.5	—	(0.1)	—	7.4
Municipal	113.5	1.1	(0.7)	—	113.9
Corporate	2,217.3	26.5	(41.9)	(0.8)	2,201.1
Non-U.S. government-backed corporate	126.5	1.0	(1.4)	—	126.1
Non-U.S. government	340.6	2.7	(1.1)	—	342.2
Asset-backed	382.2	1.2	(0.8)	—	382.6
Agency commercial mortgage-backed	5.0	—	(0.5)	—	4.5
Agency residential mortgage-backed	597.0	2.4	(39.3)	—	560.1
Total fixed income securities, available for sale	5,183.9	57.4	(94.2)	(0.8)	5,146.3
Short-term investments, available for sale	90.8	—	—	—	90.8
Privately-held investments, available for sale
Asset-backed securities	25.8	0.6	—	—	26.4
Total investments, available for sale	$5,300.5	$58.0	$(94.2)	$(0.8)	$5,263.5

	As at December 31, 2024
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value

	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,504.8	$1.5	$(25.7)	$—	$1,480.6
U.S. agency	7.5	—	(0.3)	—	7.2
Municipal	84.2	—	(1.9)	—	82.3
Corporate	2,045.3	8.5	(66.4)	(1.0)	1,986.4
Non-U.S. government-backed corporate	132.9	0.8	(2.4)	—	131.3
Non-U.S. government	248.2	1.0	(2.4)	—	246.8
Asset-backed	232.4	2.2	(0.1)	—	234.5
Agency commercial mortgage-backed	5.0	—	(0.6)	—	4.4
Agency residential mortgage-backed	600.8	—	(82.1)	—	518.7
Total fixed income securities, available for sale	4,861.1	14.0	(181.9)	(1.0)	4,692.2
Short-term investments, available for sale	261.9	—	—	—	261.9
Privately-held investments, available for sale
Asset-backed securities	24.0	0.2	—	—	24.2
Total investments, available for sale	$5,147.0	$14.2	$(181.9)	$(1.0)	$4,978.3

Fixed Income Securities, Short-term Investments, Catastrophe Bonds and Privately-held Investments — Trading.  The following tables present the cost or amortized cost, gross unrealized gains and losses, and estimated fair value of trading investments in fixed income securities, short-term investments, catastrophe bonds and privately-held investments as at June 30, 2025 and December 31, 2024:

	As at June 30, 2025
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

	($ in millions)
Fixed income securities, trading
U.S. government	$260.3	$5.2	$(0.7)	$264.8
Municipal	3.2	0.1	—	3.3
Corporate	154.2	1.5	(2.6)	153.1
High yield loans	108.2	0.5	—	108.7
Non-U.S. government	26.5	0.3	—	26.8
Asset-backed	581.1	2.6	(3.2)	580.5
Agency mortgage-backed	32.8	0.2	(2.2)	30.8
Total fixed income securities, trading	1,166.3	10.4	(8.7)	1,168.0
Short-term investments, trading	8.4	—	—	8.4
Privately-held investments, trading
Commercial mortgage loans	45.9	0.1	—	46.0
Middle market loans and other private debt	53.7	0.1	(4.0)	49.8
Asset-backed securities	123.6	1.7	(0.3)	125.0
Global corporate securities	4.4	—	(0.1)	4.3
Total privately-held investments, trading	227.6	1.9	(4.4)	225.1
Total investments, trading	$1,402.3	$12.3	$(13.1)	$1,401.5

	As at December 31, 2024
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

	($ in millions)
Fixed income securities, trading
U.S. government	$262.9	$0.6	$(2.2)	$261.3
Municipal	1.6	—	—	1.6
Corporate	155.5	0.5	(4.9)	151.1
High yield loans	101.7	0.9	(0.2)	102.4
Non-U.S. government-backed corporate	2.8	—	—	2.8
Non-U.S. government	24.4	0.1	(0.1)	24.4
Asset-backed	624.6	4.1	(3.5)	625.2
Agency mortgage-backed	34.2	—	(3.1)	31.1
Total fixed income securities, trading	1,207.7	6.2	(14.0)	1,199.9
Short-term investments, trading	1.0	—	—	1.0
Catastrophe bonds, trading	1.0	—	—	1.0
Privately-held investments, trading
Commercial mortgage loans	80.9	0.5	(1.7)	79.7
Middle market loans and other private debt	61.6	0.1	(0.7)	61.0
Asset-backed securities	126.7	0.9	—	127.6
Global corporate securities	18.8	—	(0.3)	18.5
Total privately-held investments, trading	288.0	1.5	(2.7)	286.8
Total investments, trading	$1,497.7	$7.7	$(16.7)	$1,488.7
Catastrophe Bonds. The Company has no catastrophe bonds as at June 30, 2025 (December 31, 2024 — $1.0 million). The bonds were either zero-coupon notes or received quarterly interest payments based on variable interest rates. The catastrophe bonds matured during the three months ended March 31, 2025.
Privately-held Investments. The Company has invested in privately-held investments, which primarily include asset-backed securities of $151.4 million, commercial mortgage loans of $46.0 million and middle market loans and other private debt of $49.8 million as at June 30, 2025 (December 31, 2024 — asset-backed securities of $151.8 million; commercial mortgage loans of $79.7 million; middle market loans and other private debt of $61.0 million). Privately-held investments also includes investments in global corporate securities.
Commercial Mortgage Loans. The commercial mortgage loans are related to investments in properties including apartments, hotels, office and retail buildings, other commercial properties and industrial properties. The commercial mortgage loan portfolio is diversified by property type, geographic region and issuer to reduce risks. As part of our investment process, we evaluate factors such as size, property type, and security to determine that properties are performing at a consistent and acceptable level to secure the related debt.
Middle Market Loans and Other Private Debt. The middle market loans are investments in senior secured loan positions with full covenants, focused on the middle market in the U.S., Europe and the Caribbean. The other private debt consists of debt securities issued to private investment funds. The middle market loan and other private debt portfolio is diversified by industry type, geographic region and issuer to reduce risks. As part of our investment process, we evaluate factors such as size, industry and security to determine that loans are performing at a consistent and acceptable level to secure the related debt.
Asset-backed Securities. Asset-backed securities represent interests in underlying pools of diversified referenced assets that are collateralized and backed by future cash flows and these securities are performing.
Global Corporate Securities. The privately-held global corporate securities portfolio consists of debt securities issued by U.S. and foreign corporations.
Investments, Equity Method. In January 2015, the Company, along with seven other insurance companies, established a micro-insurance venture consortium and micro-insurance incubator (“MVI”) domiciled in Bermuda. The MVI is a social impact organization that provides micro-insurance products to assist global emerging consumers. The investment is accounted for under the equity method and adjustments to the carrying value of this investment are made based on the Company’s share of capital, including share of income and expenses.

On January 1, 2017, the Company purchased through its wholly-owned subsidiary, Aspen U.S. Holdings, Inc., a 49% share of Digital Risk Resources, LLC (“Digital Re”), a U.S.-based enterprise engaged in the business of developing, marketing and servicing turnkey information security and privacy liability insurance products for a total consideration of $2.3 million. During the year ended December 31, 2024, the Company sold its investment in Digital Re for no consideration.
On December 23, 2019, the Company committed $5.0 million as an equity investment in the holding company of a multi-line reinsurer (the “Multi-Line Reinsurer”). The strategy for the multi-line reinsurer is to combine a diversified reinsurance business, focused primarily on long-tailed lines of property and casualty business and, potentially to a lesser extent, life business, with a diversified investment strategy. During the period ending June 30, 2025, no capital was invested in the Multi-Line Reinsurer (December 31, 2024 — $Nil) and the commitment has been fully funded.
The table below shows the Company’s investments in the MVI, the Multi-Line Reinsurer and Digital Re for the six months ended June 30, 2025 and the twelve months ended December 31, 2024:

	MVI	Multi-Line Reinsurer	Digital Re	Total

	($ in millions)
Opening undistributed value of investment as at January 1, 2025	$0.8	$6.5	$—	$7.3
Unrealized gain for the period	0.1	—	—	0.1
Closing value of investment as at June 30, 2025	$0.9	$6.5	$—	$7.4

Opening undistributed value of investment as at January 1, 2024	$1.0	$6.4	$0.2	$7.6
Unrealized (loss)/gain for the period	(0.2)	0.1	—	(0.1)
Realized (loss) for the period	—	—	(0.2)	(0.2)
Closing value of investments as at December 31, 2024	$0.8	$6.5	$—	$7.3
Other Investments. On December 20, 2017, the Company committed, and during 2018 invested, $100.0 million as a limited partner to a real estate fund. As at June 30, 2025, the fair value of the fund is $107.1 million (December 31, 2024 — $111.7 million).
During 2020, the Company committed $10.5 million as a limited partner to a related party managed lending fund. The partnership was established to provide direct lending to large corporate borrowers. On April 1, 2021, the Company committed an additional $2.8 million to the fund. As at June 30, 2025, the fair value of the fund is $20.3 million (December 31, 2024 — $19.3 million) and the unfunded commitment is $Nil (December 31, 2024 — $0.2 million).
On April 1, 2021, the Company established pledge accounts with its custodian bank for the ability to obtain liquidity and funding services provided by a U.S. co-operative bank, which provides liquidity and funding to its insurance member institutions. As at June 30, 2025, the fair value of the Company’s member shares in the bank is $2.2 million (December 31, 2024 — $2.0 million).
On September 30, 2021, the Company committed $20.0 million as a limited partner to a third-party managed real estate fund. The partnership was established to make equity and equity related investments in multifamily and other commercial real estate properties located in the United States and its territories, with the goal of generating superior risk-adjusted returns. The partnership seeks to acquire commercial real estate assets including real estate assets (or interests therein) that may have management or operational problems and require improvements or lack sufficient capital, including mortgage loans and development or redevelopment properties. On April 1, 2022, the Company committed an additional $10.0 million to the fund. As at June 30, 2025, the fair value of the fund is $33.3 million (December 31, 2024 — $36.2 million) and the unfunded commitment is $0.9 million (December 31, 2024 — $0.9 million).
On April 1, 2022, the Company committed $30.0 million as a limited partner to a related party managed real estate fund. The partnership was established to pursue investment opportunities to acquire, recapitalize, restructure and reposition real estate assets, portfolios and companies primarily in the United States. As at June 30, 2025, the fair value of the fund is $15.7 million (December 31, 2024 — $19.3 million) and the unfunded commitment is $3.7 million (December 31, 2024 — $3.7 million).
On May 5, 2022, the Company committed $15.0 million as a limited partner to a third-party managed infrastructure fund. The partnership was established to make value added infrastructure investments in environmental services, transportation, communications and digital, energy/energy transition and other infrastructure sectors primarily in North America. As at June 30, 2025, the fair value of the fund is $14.0 million (December 31, 2024 — $12.9 million) and the unfunded commitment is $2.5 million (December 31, 2024 — $2.3 million).

On August 31, 2023, the Company committed £7.0 million as a limited partner to a third-party managed debt fund. The fund focuses on three core sectors: health and social care, affordable housing, and social infrastructure. The fund invests across the U.K., focusing on areas of poverty and deprivation. The fund provides fixed-rate loans typically backed by property assets. Borrowers are established, socially impactful organizations, with a history of profitable revenue generation. As at June 30, 2025, the fair value of the fund is $1.4 million (December 31, 2024 — $0.1 million) and the unfunded commitment is £6.0 million (December 31, 2024 — £6.8 million).
On September 30, 2023, the Company committed $55.0 million as a limited partner to a third-party managed energy fund. The fund invests in energy transition and climate solutions, accelerating growth and business transformation through flexible capital, enabling leading energy companies to build enterprises at scale that can deliver clean, reliable and affordable energy to help meet global needs. As at June 30, 2025 the fair value of the fund is $10.8 million (December 31, 2024 — $Nil) and the unfunded commitment is $46.0 million (December 31, 2024 — $55.0 million).
On August 1, 2024, the Company committed and invested $25.0 million as a limited partner to a third-party managed liquidity fund. The fund seeks to maximize total return, by investing in a portfolio of investment grade debt securities, both fixed and floating rate. As at June 30, 2025, the fair value of the fund is $26.3 million (December 31, 2024 — $25.7 million) and the unfunded commitment is $Nil (December 31, 2024 — $Nil).
On October 31, 2024, the Company converted one of its commercial mortgage loan investments to an equity interest in a joint venture. As at June 30, 2025, the carrying value of the investment is $39.1 million (December 31, 2024 — $40.0 million). This investment has no unfunded commitments.
As at June 30, 2025, the Company held investments in exchange-traded funds with a fair value of $42.0 million (December 31, 2024 — $Nil).
As at June 30, 2025, the aggregate current fair value of the other investments described above is $312.2 million (December 31, 2024 — $267.2 million).
For further information on the investment funds, refer to Note 14(a) in these consolidated financial statements, “Commitments and Contingent Liabilities.”
Fixed Income Securities, Short-term Investments and Privately-held Investments — Available for Sale.  The scheduled maturity distribution of the Company’s available for sale securities as at June 30, 2025 and December 31, 2024 is set forth below. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	As at June 30, 2025
	Amortized Cost or Cost	Fair Value

	($ in millions)
Due one year or less	$376.6	$375.6
Due after one year through five years	2,485.9	2,478.4
Due after five years through ten years	1,389.2	1,396.5
Due after ten years	38.8	39.4
	4,290.5	4,289.9
Agency commercial mortgage-backed	5.0	4.5
Agency residential mortgage-backed	597.0	560.1
Asset-backed	408.0	409.0
Total investments, available for sale	$5,300.5	$5,263.5

	As at December 31, 2024
	Amortized Cost or Cost	Fair Value

	($ in millions)
Due one year or less	$834.1	$831.2
Due after one year through five years	2,386.5	2,353.2
Due after five years through ten years	1,060.7	1,008.7
Due after ten years	3.5	3.4
	4,284.8	4,196.5
Agency commercial mortgage-backed	5.0	4.4
Agency residential mortgage-backed	600.8	518.7
Asset-backed	256.4	258.7
Total investments, available for sale	$5,147.0	$4,978.3
Guaranteed Investments. As at June 30, 2025 and December 31, 2024, the Company held no investments which are guaranteed by mono-line insurers, excluding those with explicit government guarantees. The Company’s exposure to other third-party guaranteed debt is primarily to investments backed by non-U.S. government guaranteed issuers.
Gross Unrealized Losses, Available for Sale. The following tables summarize, by type of security, the aggregate fair value and gross unrealized loss by length of time the security has been in an unrealized loss position for the Company’s available for sale portfolio as at June 30, 2025 and December 31, 2024:

	June 30, 2025
	0-12 months		Over 12 months		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Number of Securities

	($ in millions, except number of securities)
Fixed income securities, available for sale
U.S. government	$138.3	$(2.0)	$140.5	$(6.4)	$278.8	$(8.4)	62
U.S. agency	—	—	7.4	(0.1)	7.4	(0.1)	1
Municipal	15.2	(0.2)	25.0	(0.5)	40.2	(0.7)	28
Corporate	74.3	(0.4)	612.3	(41.5)	686.6	(41.9)	337
Non-U.S. government-backed corporate	1.6	—	81.8	(1.4)	83.4	(1.4)	9
Non-U.S. government	38.5	(0.3)	47.6	(0.8)	86.1	(1.1)	30
Asset-backed	129.9	(0.7)	3.2	(0.1)	133.1	(0.8)	49
Agency commercial mortgage-backed	—	—	4.6	(0.5)	4.6	(0.5)	1
Agency residential mortgage-backed	64.5	(0.4)	221.4	(38.9)	285.9	(39.3)	170
Total fixed income securities, available for sale	$462.3	$(4.0)	$1,143.8	$(90.2)	$1,606.1	$(94.2)	687

	December 31, 2024
	0-12 months		Over 12 months		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Number of Securities

	($ in millions, except number of securities)
Fixed income securities, available for sale
U.S. government	$718.1	$(11.6)	$397.8	$(14.1)	$1,115.9	$(25.7)	137
U.S. agency	—	—	7.2	(0.3)	7.2	(0.3)	1
Municipal	33.6	(0.7)	45.4	(1.2)	79.0	(1.9)	47
Corporate	570.3	(6.8)	663.9	(59.6)	1,234.2	(66.4)	692
Non-U.S. government-backed corporate	5.8	—	91.1	(2.4)	96.9	(2.4)	12
Non-U.S. government	118.8	(0.9)	43.7	(1.5)	162.5	(2.4)	41
Asset-backed	17.2	(0.1)	—	—	17.2	(0.1)	14
Agency commercial mortgage-backed	—	—	4.5	(0.6)	4.5	(0.6)	1
Agency residential mortgage-backed	161.2	(2.2)	351.3	(79.9)	512.5	(82.1)	225
Total fixed income securities, available for sale	$1,625.0	$(22.3)	$1,604.9	$(159.6)	$3,229.9	$(181.9)	1,170
At June 30, 2025, 687 available for sale securities were in an unrealized loss position of $94.2 million, of which $0.6 million was related to securities below investment grade or not rated. At December 31, 2024, 1,170 available for sale securities were in an unrealized loss position of $181.9 million, of which $0.3 million was related to securities below investment grade or not rated.
The unrealized losses of $94.2 million at June 30, 2025 were due to non-credit factors and are expected to be recovered as the related securities approach maturity. The Company does not intend to sell the securities in an unrealized loss position and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.
5.    Fair Value Measurements
The Company’s estimates of fair value for financial assets and liabilities are based on the framework established in the fair value accounting guidance included in ASC Topic 820, “Fair Value Measurements and Disclosures.” The framework prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels.
The Company considers prices for actively traded securities to be derived based on quoted prices in an active market for identical assets, which are Level 1 inputs in the fair value hierarchy. The majority of these securities are valued using prices supplied by pricing services.
The Company considers prices for other securities that may not be as actively traded which are priced via pricing services, vendors and broker-dealers, or with reference to interest rates and yield curves, to be derived based on inputs that are observable for the asset, either directly or indirectly, which are Level 2 inputs in the fair value hierarchy. The majority of these securities are also valued using prices supplied by pricing services.
The Company considers securities, other financial instruments, privately-held investments and derivative insurance contracts subject to fair value measurement whose valuation is derived by internal valuation models to be based largely on unobservable inputs, which are Level 3 inputs in the fair value hierarchy.

The following tables present the level within the fair value hierarchy at which the Company’s financial assets and liabilities are measured on a recurring basis as at June 30, 2025 and December 31, 2024:

	As at June 30, 2025
	Level 1	Level 2	Level 3	NAV as Practical Expedient	Total

	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,408.4	$—	$—	$—	$1,408.4
U.S. agency	—	7.4	—	—	7.4
Municipal	—	113.9	—	—	113.9
Corporate	—	2,201.1	—	—	2,201.1
Non-U.S. government-backed corporate	—	126.1	—	—	126.1
Non-U.S. government	268.9	73.3	—	—	342.2
Asset-backed	—	382.6	—	—	382.6
Agency commercial mortgage-backed	—	4.5	—	—	4.5
Agency residential mortgage-backed	—	560.1	—	—	560.1
Total fixed income securities, available for sale	1,677.3	3,469.0	—	—	5,146.3
Short-term investments, available for sale	90.8	—	—	—	90.8
Privately-held investments, available for sale	—	—	26.4	—	26.4
Fixed income securities, trading
U.S. government	264.8	—	—	—	264.8
Municipal	—	3.3	—	—	3.3
Corporate	—	153.1	—	—	153.1
High yield loans	—	108.7	—	—	108.7
Non-U.S. government	10.2	16.6	—	—	26.8
Asset-backed	—	580.5	—	—	580.5
Agency mortgage-backed	—	30.8	—	—	30.8
Total fixed income securities, trading	275.0	893.0	—	—	1,168.0
Short-term investments, trading	8.4	—	—	—	8.4
Privately-held investments, trading	—	—	225.1	—	225.1
Other investments	42.0	—	—	270.2	312.2
Other financial assets and liabilities
Derivative assets — foreign exchange contracts	—	28.1	—	—	28.1
Derivative liabilities — foreign exchange contracts	—	(21.7)	—	—	(21.7)
Derivative liabilities — loss portfolio transfer (1)	—	—	(0.7)	—	(0.7)
Total	$2,093.5	$4,368.4	$250.8	270.2	$6,982.9
______________
(1)    The loss portfolio transfer contract includes a funds withheld arrangement that provides variable interest expense based on Aspen’s investment performance. As a result, the funds withheld arrangement is considered an embedded derivative and accounted for as an option-based derivative.

	As at December 31, 2024
	Level 1	Level 2	Level 3	NAV as Practical Expedient	Total

	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,480.6	$—	$—	$—	$1,480.6
U.S. agency	—	7.2	—	—	7.2
Municipal	—	82.3	—	—	82.3
Corporate	—	1,986.4	—	—	1,986.4
Non-U.S. government-backed corporate	—	131.3	—	—	131.3
Non-U.S. government	195.1	51.7	—	—	246.8
Asset-backed	—	234.5	—	—	234.5
Agency commercial mortgage-backed	—	4.4	—	—	4.4
Agency residential mortgage-backed	—	518.7	—	—	518.7
Total fixed income securities, available for sale	1,675.7	3,016.5	—	—	4,692.2
Short-term investments, available for sale	260.2	1.7	—	—	261.9
Privately-held investments, available for sale	—	—	24.2	—	24.2
Fixed income securities, trading
U.S. government	261.3	—	—	—	261.3
Municipal	—	1.6	—	—	1.6
Corporate	—	151.1	—	—	151.1
Non-U.S. government-backed corporate	—	2.8	—	—	2.8
High yield loans	—	102.4	—	—	102.4
Non-U.S. government	9.6	14.8	—	—	24.4
Asset-backed	—	625.2	—	—	625.2
Agency mortgage-backed	—	31.1	—	—	31.1
Total fixed income securities, trading	270.9	929.0	—	—	1,199.9
Short-term investments, trading	1.0	—	—	—	1.0
Catastrophe bonds, trading	—	1.0	—	—	1.0
Privately-held investments, trading	—	—	286.8	—	286.8
Other investments	—	—	—	267.2	267.2
Other financial assets and liabilities
Derivative assets — foreign exchange contracts	—	17.0	—	—	17.0
Derivative liabilities — foreign exchange contracts	—	(45.9)	—	—	(45.9)
Derivative liabilities — loss portfolio transfer (1)	—	—	(3.6)	—	(3.6)
Total	$2,207.8	$3,919.3	$307.4	$267.2	$6,701.7
______________
(1)    The loss portfolio transfer contract includes a funds withheld arrangement that provides variable interest expense based on Aspen’s investment performance. As a result, the funds withheld arrangement is considered an embedded derivative and accounted for as an option-based derivative.
Transfers of assets into or out of a particular level are recorded at their fair values as of the end of each reporting period consistent with the date of the determination of fair value. During the three and six months ended June 30, 2025, $Nil was transferred in or out of Level 3 (June 30, 2024 — $Nil).

The following tables present a reconciliation of the beginning and ending balances for all assets and liabilities measured at fair value on a recurring basis using Level 3 inputs for the three and six months ended June 30, 2025 and 2024:

Three Months Ended June 30, 2025	Balance at beginning of period	Purchases and issuances	Transfers in	Transfers (out)	Settlements and sales	Increase/(decrease) in fair value included in net income (1) / OCI (2)	Balance at end of period	Change in unrealized (losses) gains relating to assets held at end of period (1) (2)
Assets
Privately-held investments, available for sale
Asset-backed securities	$25.0	$14.7	$—	$—	$(14.7)	$1.4	$26.4	$0.6
Privately-held investments, trading
Commercial mortgage loans	$46.0	$0.1	$—	$—	$(0.2)	$0.1	$46.0	$(0.2)
Middle market loans and other private debt	54.5	—	—	—	(4.3)	(0.4)	49.8	(3.2)
Asset-backed securities	125.9	—	—	—	(2.5)	1.6	125.0	1.6
Global corporate securities	4.4	—	—	—	—	(0.1)	4.3	(0.1)
Total Level 3 assets	$255.8	$14.8	$—	$—	$(21.7)	$2.6	$251.5	$(1.3)

Liabilities
Derivative liabilities — loss portfolio transfer	$(1.2)	$—	$—	$—	$—	$0.5	$(0.7)	$0.5
Total Level 3 liabilities	$(1.2)	$—	$—	$—	$—	$0.5	$(0.7)	$0.5

Six Months Ended June 30, 2025
Assets
Privately-held investments, available for sale
Asset-backed securities	$24.2	$14.7	$—	$—	$(14.7)	$2.2	$26.4	$0.6
Privately-held investments, trading
Commercial mortgage loans	$79.7	$0.2	$—	$—	$(35.7)	$1.8	$46.0	$1.4
Middle market loans and other private debt	61.0	0.4	—	—	(8.4)	(3.2)	49.8	(3.2)
Asset-backed securities	127.6	1.3	—	—	(4.3)	0.4	125.0	0.4
Global corporate securities	18.5	—	—	—	(14.3)	0.1	4.3	(0.1)
Total Level 3 assets	$311.0	$16.6	$—	$—	$(77.4)	$1.3	$251.5	$(0.9)

Liabilities
Derivative liabilities — loss portfolio transfer	$(3.6)	$—	$—	$—	$—	$2.9	$(0.7)	$2.9
Total Level 3 liabilities	$(3.6)	$—	$—	$—	$—	$2.9	$(0.7)	$2.9
______________
(1)    Increases/(decreases) in the fair value of privately-held investments, trading are included in realized and unrealized investment losses in the consolidated statements of operations and other comprehensive income/(loss) (“OCI”). Increases/(decreases) in the fair value of derivative liabilities - loss portfolio transfer are included within change in fair value of derivatives in the consolidated statements of operations and other comprehensive income/(loss).
(2)    Increases/(decreases) in the fair value of privately-held investments, available for sale are included in other comprehensive income/(loss).

Three Months Ended June 30, 2024	Balance at beginning of period	Purchases and issuances	Transfers in	Transfers (out)	Settlements and sales	(Decrease)/increase in fair value included in net income (1) / OCI (2)	Balance at end of period	Change in unrealized (losses) gains relating to assets held at end of period (1) (2)
Assets
Privately-held investments, available for sale
Asset-backed securities	$15.1	$—	$—	$—	$—	$(0.3)	$14.8	$(0.2)
Privately-held investments, trading
Commercial mortgage loans	$258.5	$0.2	$—	$—	$(10.5)	$(7.8)	$240.4	$(8.3)
Middle market loans and other private debt	70.1	—	—	—	(12.9)	0.1	57.3	(0.1)
Asset-backed securities	84.1	50.0	—	—	(0.8)	0.2	133.5	0.1
Global corporate securities	14.3	—	—	—	(0.1)	(0.1)	14.1	(0.1)
Short-term investments	18.0	—	—	—	(3.9)	—	14.1	—
Total Level 3 assets	$460.1	$50.2	$—	$—	$(28.2)	$(7.9)	$474.2	$(8.6)

Liabilities
Derivative liabilities — loss portfolio transfer	$(12.6)	$—	$—	$—	$—	$2.9	$(9.7)	$2.9
Total Level 3 liabilities	$(12.6)	$—	$—	$—	$—	$2.9	$(9.7)	$2.9

Six Months Ended June 30, 2024
Assets
Privately-held investments, available for sale
Asset-backed securities	$14.9	$—	$—	$—	$—	$(0.1)	$14.8	$0.3
Privately-held investments, trading
Commercial mortgage loans	$274.9	$0.4	$—	$—	$(17.2)	$(17.7)	$240.4	$(17.6)
Middle market loans and other private debt	84.8	—	—	—	(27.8)	0.3	57.3	—
Asset-backed securities	82.9	54.0	—	—	(3.3)	(0.1)	133.5	(0.1)
Global corporate securities	14.4	—	—	—	(0.2)	(0.1)	14.1	(0.1)
Short-term investments	18.0	—	—	—	(3.9)	—	14.1	—
Total Level 3 assets	$489.9	$54.4	$—	$—	$(52.4)	$(17.7)	$474.2	$(17.5)

Liabilities
Derivative liabilities — loss portfolio transfer	$(16.5)	$—	$—	$—	$—	$6.8	$(9.7)	$6.8
Total Level 3 liabilities	$(16.5)	$—	$—	$—	$—	$6.8	$(9.7)	$6.8
______________
(1)    (Decreases)/increases in the fair value of privately-held investments, trading are included in realized and unrealized investment losses in the consolidated statements of operations and other comprehensive income/(loss). Increases/(decreases) in the fair value of derivative liabilities - loss portfolio transfer are included within change in fair value of derivatives in the consolidated statements of operations and other comprehensive income/(loss).
(2)    (Decreases)/increases in the fair value of privately-held investments, available for sale are included in other comprehensive income/(loss).

Valuation of Fixed Income Securities.  The Company’s fixed income securities are classified as either available for sale or trading and are reported at fair value. As at June 30, 2025 and December 31, 2024, the Company’s fixed income securities were valued by pricing services or broker-dealers using standard market conventions. The market conventions utilize market quotations, market transactions in comparable instruments and various relationships between instruments including, but not limited to, yield to maturity, dollar prices and spread prices in determining fair value.

Independent Pricing Services. The underlying methodology used to determine the fair value of securities in the Company’s available for sale and trading portfolios is by the pricing services. Pricing services will gather observable pricing inputs from multiple external sources, including buy and sell-side contacts and broker-dealers, in order to develop their internal prices.
Pricing services provide pricing for less complex, liquid securities based on market quotations in active markets. Pricing services supply prices for a broad range of securities including those for actively traded securities, such as Treasury and other Government securities, in addition to those that trade less frequently or where valuation includes reference to credit spreads, pay down and pre-pay features and other observable inputs. These securities include Government agency, municipals, corporate and asset-backed securities.
For securities that may trade less frequently or do not trade on a listed exchange, these pricing services may use matrix pricing consisting of observable market inputs to estimate the fair value of a security. These observable market inputs include reported trades, benchmark yields, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic factors. Additionally, pricing services may use a valuation model such as an option adjusted spread model commonly used for estimating fair values of mortgage-backed and asset-backed securities. The Company does not derive dollar prices using an index as a pricing input for any individual security.
Broker-Dealers. The Company obtains quotes from broker-dealers who are active in the corresponding markets when prices are unavailable from independent pricing services or index providers. Generally, broker-dealers value securities through their trading desks based on observable market inputs. Their pricing methodologies include mapping securities based on trade data, bids or offers, observed spreads and performance of newly issued securities. They may also establish pricing through observing secondary trading of similar securities. Quotes from broker-dealers are non-binding.
The Company obtains prices for all of its fixed income investment securities via its third-party accounting service provider, and in the majority of cases receiving a number of quotes so as to obtain the most comprehensive information available to determine a security’s fair value. A single valuation is applied to each security based on the vendor hierarchy maintained by the Company’s third-party accounting service provider.
As at June 30, 2025, the Company obtained an average of 3.1 quotes per fixed income investment compared to 3.0 quotes at December 31, 2024.
The Company, in conjunction with its third-party accounting service provider, obtains an understanding of the methods, models and inputs used by the third-party pricing service and index providers to assess the ongoing appropriateness of vendors’ prices. The Company and its third-party accounting service provider also have controls in place to validate that amounts provided represent fair values. Processes to validate and review pricing include, but are not limited to:
•quantitative analysis (e.g., comparing the quarterly return for each managed portfolio to its target benchmark, with significant differences identified and investigated);
•comparison of market values obtained from pricing services and broker-dealers against alternative price sources for each security where further investigation is completed when significant differences exist for pricing of individual securities between pricing sources;
•initial and ongoing evaluation of methodologies used by outside parties to calculate fair value; and
•comparison of the fair value estimates to the Company’s knowledge of the current market.
Prices obtained from pricing services and broker-dealers are not adjusted by us; however, prices provided by a pricing service, or broker-dealer in certain instances may be challenged based on market or information available from internal sources, including those available to the Company’s third-party investment accounting service provider. Subsequent to any challenge, revisions made by the pricing service or broker-dealer to the quotes are supplied to the Company’s investment accounting service provider.
Management reviews the vendor hierarchy maintained by the Company’s third-party accounting service provider in order to determine which price source provides the most appropriate fair value (i.e., a price obtained from a pricing service with more seniority in the hierarchy will be used over a less senior one in all cases). The hierarchy level assigned to each security in the Company’s available for sale and trading portfolios is based upon its assessment of the transparency and reliability of the inputs used in the valuation as of the measurement date. The hierarchy of pricing services is determined using various qualitative and quantitative points arising from reviews of the vendors conducted by the Company’s third-party accounting service provider. Vendor reviews include annual due diligence meetings with index providers and pricing services vendors covering valuation methodology, operational walkthroughs and legal and compliance updates.

Fixed Income Securities. Fixed income securities are traded on the over-the-counter (“OTC”) market based on prices provided by one or more market makers in each security. Securities such as U.S. Government, U.S. Agency, Non-U.S. Government and investment grade corporate bonds have multiple market makers in addition to readily observable market value indicators such as expected credit spread, except for Treasury securities, over the yield curve. The Company uses a variety of pricing sources to value fixed income securities including those securities that have pay down/prepay features such as mortgage-backed securities and asset-backed securities in order to ensure fair and accurate pricing. The fair value estimates for the investment grade securities in the Company’s portfolio do not use significant unobservable inputs or modeling techniques.
U.S. Government and Agency Securities. U.S. government and agency securities consist primarily of bonds issued by the U.S. Treasury and corporate debt issued by agencies such as the Federal National Mortgage Association (“FNMA”), the Federal Home Loan Mortgage Corporation (“FHLMC”) and the Federal Home Loan Bank. As the fair values of U.S. Treasury securities are based on unadjusted market prices in active markets, they are classified within Level 1. The fair values of U.S. government agency securities are priced using the spread above the risk-free yield curve. As the yields for the risk-free yield curve and the spreads for these securities are observable market inputs, the fair values of U.S. government agency securities are classified within Level 2.
Municipal Securities. The Company’s municipal portfolio consists of bonds issued by U.S. domiciled state and municipality entities. The fair value of these securities is determined using spreads obtained from broker-dealers, trade prices and the new issue market which are Level 2 inputs in the fair value hierarchy. Consequently, these securities are classified within Level 2.
Non-U.S. Government. The issuers for securities in this category are non-U.S. governments and their agents including, but not limited to, the U.K., Australia, Canada, France and Germany. The fair values of certain non-U.S. government bonds, primarily sourced from international indices, are based on unadjusted market prices in active markets and are therefore classified within Level 1. The remaining non-U.S. government bonds are classified within Level 2 as they are not actively traded. The fair values of the non-U.S. agency securities, again primarily sourced from international indices, are priced using the spread above the risk-free yield curve. As the yields for the risk-free yield curve and the spreads for these securities are observable market inputs, the fair values of non-U.S. agency securities are classified within Level 2. In addition, foreign government securities include a portion of the Emerging Market Debt (“EMD”) portfolio which is also classified within Level 2.
Corporate. Corporate securities consist primarily of short-term, medium-term and long-term debt issued by U.S. and foreign corporations covering a variety of industries and are generally priced by index providers and pricing vendors. Some issuers may participate in government programs which guarantee timely payment of principal and interest in the event of a default. The fair values of these securities are generally determined using the spread above the risk-free yield curve. Inputs used in the evaluation of these securities include credit data, interest rate data, market observations and sector news, broker-dealer quotes and trade volumes. In addition, corporate securities include a portion of the EMD portfolio. The Company classifies these securities within Level 2.
Mortgage-backed Securities. Residential and commercial mortgage-backed securities consist of bonds issued by the Government National Mortgage Association, the FNMA and the FHLMC. The fair values of these securities are determined through the use of a pricing model (including Option Adjusted Spread) which uses prepayment speeds and spreads to determine the appropriate average life of the mortgage-backed security. These spreads are generally obtained from broker-dealers, trade prices and the new issue market. As the significant inputs used to price mortgage-backed securities are observable market inputs, these securities are classified within Level 2.
Asset-backed Securities. Asset-backed securities are securities backed by notes or receivables against assets other than real estate. The underlying collateral for the Company’s asset-backed securities consists mainly of student loans, automobile loans and credit card receivables. These securities are primarily priced by index providers and pricing vendors. Inputs to the valuation process include broker-dealer quotes and other available trade information, prepayment speeds, interest rate data and credit spreads. The Company classifies these securities within Level 2.
Short-term Investments.  Short-term investments consist of highly liquid debt securities with a maturity greater than three months but less than one year from the date of purchase. Short-term investments are classified as either trading or available for sale according to the facts and circumstances of the investment held. Short-term investments are valued in a manner similar to the Company’s fixed maturity investments and are classified within Levels 1 and 2.

Privately-held Investments. Privately-held investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models. These models include inputs that are specific to each investment. The inputs used in the fair value measurements include dividend or interest rates and appropriate discount rates. The selection of an appropriate discount rate is judgmental and is the most significant unobservable input used in the valuation of these securities. A significant increase (decrease) in this input in isolation could result in significantly lower (higher) fair value measurement for privately-held investments. In order to assess the reasonableness of the inputs the Company uses in the discounted cash flow models, the Company maintains an understanding of current market conditions, issuer specific information that may impact future cash flows as well as collaboration with independent vendors for most securities to assess the reasonableness of the discount rate being used.
Commercial Mortgage Loans. Commercial mortgage loans consist of investments in properties including apartments, hotels, office and retail buildings, other commercial properties and industrial properties. The commercial mortgage loan portfolio is diversified by property type, geographic region and issuer to reduce risks. Commercial Mortgage Loans are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified within Level 3.
Middle Market Loans and Other Private Debt. The middle market loans consist of investments in senior secured loan positions with full covenants, focused on the middle market in the U.S., Europe and the Caribbean. The other private debt consists of debt securities issued to private investment funds. The middle market loan and other private debt portfolio is diversified by industry type, geographic region and issuer to reduce risks. Middle market loans and other private debt are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models. In the event that the cash flows are negative or indeterminable, the fair values of these securities are determined using the recovery approach. Consequently, these securities are classified within Level 3.
Asset-backed Securities. Asset-backed securities represent interests in underlying pools of diversified referenced assets that are collateralized and backed by future cash flows and these securities are performing. Asset-backed securities are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified within Level 3.
Global Corporate Securities. The global corporate securities portfolio consists of debt securities issued by U.S. and foreign corporations. The global corporate securities are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified within Level 3.
Short-term Investments — Privately-held. Short-term investments which are classified as privately-held consist of debt securities with a maturity greater than three months but less than one year from the date of purchase. Short-term investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified within Level 3.
The following table summarizes the quantitative inputs and assumptions used for financial assets categorized within Level 3 under the fair value hierarchy as at June 30, 2025:

As at June 30, 2025	Fair Value Level 3	Valuation Techniques	Unobservable Inputs	Ranges			Weighted Average
	($ in millions)
Privately-held investments, available for sale
Asset-backed securities	$26.4	Discounted cash flow	Discount rate	5.1%	—	8.9%	6.5%
Privately-held investments, trading
Commercial mortgage loans	46.0	Discounted cash flow	Discount rate	3.4%	—	12.1%	4.2%
Middle market loans and other private debt	43.8	Discounted cash flow	Discount rate	7.2%	—	18.0%	9.5%
Middle market loans and other private debt	6.0	Recovery approach	n/a	n/a	—	n/a	n/a
Asset-backed securities	125.0	Discounted cash flow	Discount rate	5.2%	—	8.0%	6.5%
Corporate securities	4.3	Discounted cash flow	Discount rate	6.3%	—	6.3%	6.3%
Total	$251.5

Catastrophe Bonds. Catastrophe bonds are variable rate fixed income instruments with redemption values adjusted based on the occurrence of a covered event, usually windstorms and earthquakes. Catastrophe bonds are classified as trading and reported at fair value. Catastrophe bonds are priced using an average of multiple broker-dealer quotes and as such, are classified within Level 2.
Foreign Exchange Contracts.  The foreign exchange contracts which the Company uses to mitigate currency risk are characterized as OTC due to their customized nature and the fact that they do not trade on a major exchange. These instruments trade in a very deep liquid market, providing substantial price transparency and accordingly are classified within Level 2.
Derivative Liabilities - Loss Portfolio Transfer. The LPT embedded derivative is valued using the Black-Scholes model. The two primary inputs of this model are expected claim settlement patterns and expected return of the investment portfolio above a fixed minimum rate over the specified time horizon. The expected claim settlement pattern is determined on an actuarial basis for the cohort of business within scope of the LPT and is consistent with the patterns used in the valuation of technical provisions. The expected return of the investment portfolio, above a fixed minimum rate, directly impacts the LPT derivative valuation and is subject to changes in the market conditions. In order to assess the reasonableness of the inputs, the Company updates the expected claim settlement patterns on a regular basis while maintaining an understanding of the current market conditions. The LPT embedded derivative is classified within Level 3.
Other Investments. The Company’s other investments represent primarily our investments in investment funds operating strategies across real estate, infrastructure and direct lending, as well as our investments in exchange-traded funds. As the fair values of the exchange-traded funds are based on unadjusted market prices in active markets, they are classified within Level 1. Adjustments to the fair values of the investment funds are made based on the net asset value of the investments. The net valuation criteria established by the manager of such investments are established in accordance with the governing documents and the asset manager’s valuation guidelines, which include: the discounted cash flows method and the performance multiple approach, which uses a multiple derived from market data of comparable companies or assets to produce operating performance metrics. Alternative valuation methodologies may be employed for investments with unusual characteristics. As the Company is measuring the fair value of these investment funds using the net asset value per share as a practical expedient, they have not been classified in the fair value hierarchy.
6.    Reinsurance
The Company purchases retrocession and reinsurance to limit and diversify the Company’s risk exposure and to increase its own insurance and reinsurance underwriting capacity. These agreements provide for recovery of losses and loss adjustment expenses from reinsurers. The Company remains liable to the extent that reinsurers do not meet their obligations under these agreements. In line with its risk management objectives, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk.
Balances pertaining to reinsurance transactions are reported “gross” on the consolidated balance sheet, meaning that reinsurance recoverable on unpaid losses and ceded unearned premiums are not deducted from insurance reserves but are recorded as assets.

The effect of assumed and ceded reinsurance on premiums written, premiums earned and losses and loss adjustment expenses for the three and six months ended June 30, 2025 and 2024 was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

	($ in millions)		($ in millions)
Premiums written:
Insurance	$693.5	$684.2	$1,380.0	$1,301.2
Reinsurance	545.4	566.2	1,146.1	1,180.6
Ceded	(523.4)	(439.3)	(1,058.9)	(929.8)
Net written premiums	$715.5	$811.1	$1,467.2	$1,552.0

Premiums earned:
Insurance	$672.7	$620.9	$1,348.3	$1,223.7
Reinsurance	443.5	434.3	888.4	848.5
Ceded	(441.3)	(349.8)	(859.1)	(701.1)
Net earned premiums	$674.9	$705.4	$1,377.6	$1,371.1

Losses and loss adjustment expenses:
Insurance	$(445.2)	$(414.9)	$(913.2)	$(768.2)
Reinsurance	(183.6)	(211.3)	(519.1)	(401.1)
Ceded	249.7	206.0	597.9	364.6
Losses and loss adjustment expenses	$(379.1)	$(420.2)	$(834.4)	$(804.7)

7.    Derivative Contracts
The following table summarizes information on the location and amounts of derivative fair values on the consolidated balance sheet as at June 30, 2025 and December 31, 2024:

		As at June 30, 2025		As at December 31, 2024
Derivatives Not Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value

		($ in millions)		($ in millions)
Foreign Exchange Contracts	Derivative assets	$740.6	$23.8	$550.0	$17.0
Foreign Exchange Contracts (1)	Derivative liabilities	$981.1	$(21.7)	$1,036.9	$(41.7)
Loss Portfolio Transfer Liability - Embedded Derivative (2)	Derivative liabilities	$—	$(0.7)	$—	$(3.6)
 ______________
(1)    Fair value is net of $1.0 million of cash collateral (December 31, 2024 — $0.8 million).
(2)    The LPT contains an embedded derivative within the contract in relation to the variable interest crediting rate.

		As at June 30, 2025		As at December 31, 2024
Derivatives Designated as Cash Flow Hedges Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value

		($ in millions)		($ in millions)
Foreign Exchange Contracts	Derivative assets	$79.1	$4.3	$—	$—
Foreign Exchange Contracts (1)	Derivative liabilities	$—	$—	$158.0	$(4.2)
 ______________
(1)    Fair value is net of $Nil of cash collateral (December 31, 2024 — $2.0 million).

The following table provides the unrealized and realized gains/(losses) recorded in the consolidated statements of operations and other comprehensive income for derivatives that are not designated or designated as hedging instruments under ASC 815 — “Derivatives and Hedging” for the three and six months ended June 30, 2025 and 2024:

		Amount of Gain/(Loss) Recognized on Derivatives
		For the Three Months Ended		For the Six Months Ended
	Location of Gain/(Loss) Recognized on Derivatives	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Derivatives not designated as hedges		($ in millions)		($ in millions)
Foreign Exchange Contracts	Change in Fair Value of Derivatives	$19.5	$(4.9)	$43.0	$(22.4)
Loss Portfolio Transfer Liability - Embedded Derivative	Change in Fair Value of Derivatives	$0.5	$2.9	$2.9	$6.8

Derivatives designated as cash flow hedges
Foreign Exchange Contracts	General, administrative and corporate expenses in consolidated statement of operations	$0.4	$—	$(0.4)	$—
Foreign Exchange Contracts	Net change gross of tax from current period hedged transactions in other comprehensive income	$5.3	$0.3	$10.5	$(0.2)
Foreign Exchange Contracts. The Company uses foreign exchange contracts to manage foreign currency risk associated with our operating expenses but also foreign exchange risk associated with net assets or liabilities in currencies other than the U.S. dollar. A foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign exchange contracts will not eliminate fluctuations in the value of the Company’s assets and liabilities denominated in foreign currencies but rather allow it to establish a rate of exchange for a future point in time.
As at June 30, 2025, the Company held foreign exchange contracts that were not designated as hedges under ASC 815 with an aggregate notional amount of $1,721.7 million (December 31, 2024 — $1,586.9 million). The foreign exchange contracts are recorded as derivative assets or derivative liabilities in the consolidated balance sheet with changes recorded as a change in fair value of derivatives in the consolidated statement of operations. For the three and six months ended June 30, 2025, the impact of foreign exchange contracts on net income was a gain of $19.5 million and $43.0 million, respectively (June 30, 2024 — loss of $4.9 million and $22.4 million).
As at June 30, 2025, the Company held foreign exchange contracts that were designated as cash flow hedges under ASC 815 with an aggregate notional amount of $79.1 million (December 31, 2024 — $158.0 million). The foreign exchange contracts are recorded as derivative assets or derivative liabilities in the consolidated balance sheet with the changes in fair value recorded in other comprehensive income. For the three and six months ended June 30, 2025, the Company recognized gains of $5.3 million and $10.5 million, respectively (June 30, 2024 — gain of $0.3 million and loss of $0.2 million) in other comprehensive income.
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general, administrative and corporate expenses in the consolidated statement of operations. For the three and six months ended June 30, 2025, the amount recognized within general, administrative and corporate expenses for settled foreign exchange contracts was a realized gain of $0.4 million and a realized loss of $0.4 million, respectively (June 30, 2024 — $Nil and $Nil). The Company estimates that $4.3 million of the existing gains as at June 30, 2025 is expected to be reclassified into earnings within the next 12 months.
Embedded derivative on loss portfolio contract. The loss portfolio transfer contract includes a funds withheld arrangement that provides returns to the reinsurer based on Aspen’s investment performance, guaranteeing a minimum of 1.75% return. Such funds withheld arrangements are examples of embedded derivatives and therefore this instrument is accounted for as an option-based derivative. For the three and six months ended June 30, 2025, the amount recognized as a change in fair value of derivatives in the consolidated statement of operations is a gain of $0.5 million and $2.9 million, respectively (June 30, 2024 — gain of $2.9 million and $6.8 million).

8.    Reserve for Losses and Loss Adjustment Expenses
The following table represents a reconciliation of beginning and ending consolidated reserve for losses and loss adjustment expenses for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024

	($ in millions)
Reserve for losses and loss adjustment expenses at the start of the period	$8,122.6	$7,810.6
Less unpaid losses recoverable from reinsurers at the start of the period	(4,172.0)	(4,577.8)
Net reserve for losses and loss adjustment expenses at the start of the period	3,950.6	3,232.8

Net incurred losses and loss adjustment expenses related to:
Current year	839.1	796.9
Prior years	(4.7)	7.8
Total incurred	834.4	804.7
Net paid losses and loss adjustment expenses related to:
Current year	(51.6)	(34.5)
Prior years	(470.7)	(418.6)
Total paid	(522.3)	(453.1)

Foreign exchange losses/(gains)	95.6	(26.7)

Net reserve for losses and loss adjustment expenses at the end of the period	4,358.3	3,557.7
Plus unpaid losses recoverable from reinsurers at the end of the period	4,273.9	4,275.3
Reserve for losses and loss adjustment expenses at the end of the period	$8,632.2	$7,833.0
For the six months ended June 30, 2025, there was a $4.7 million reduction in the Company’s estimate of the ultimate claims to be paid in respect of prior accident years compared to an increase of $7.8 million for the six months ended June 30, 2024.
The $4.7 million reduction in the Company’s estimate of the ultimate claims to be paid in respect of prior accident years for the six months ended June 30, 2025 is due to the favorable prior year development on post-LPT accident years of $19.2 million partially offset by the unfavorable impact of the LPT of $14.5 million.
The $7.8 million increase in the Company’s estimate of the ultimate claims to be paid in respect of prior accident years for the six months ended June 30, 2024 was due to the unfavorable impact of the LPT of $15.0 million, partially offset by favorable prior year development on post-LPT accident years of $7.2 million.

9.    Capital Structure
The following table provides a summary of the Company’s authorized and issued share capital as at June 30, 2025 and December 31, 2024:

	As at June 30, 2025		As at December 31, 2024
	Number	$ in Thousands	Number	$ in Thousands
Authorized share capital:
Class A ordinary shares $0.001 per share (2024 — $0.001 per share)	750,000,000	$750	750,000,000	$750
Preference Shares $0.0015144558 per share	150,000,000	227	150,000,000	227
Total authorized share capital		$977		$977

Issued share capital:
Issued Class A ordinary shares $0.001 par value per share (2024 — $0.001 par value per share)	91,838,366	$92	90,833,333	$91
Issued 5.950% preference shares of $0.0015144558 par value per share each with a liquidation preference of $25 per preference share	—	—	11,000,000	17
Issued 5.625% preference shares of $0.0015144558 par value per share each with a liquidation preference of $25 per preference share	10,000,000	15	10,000,000	15
Issued 5.625% preference shares of $0.0015144558 par value per share represented by depositary shares, each with a liquidation preference of $25,000 per preference share (1)	10,000	—	10,000	—
Issued 7.000% preference shares of $0.0015144558 par value per share represented by depositary shares, each with a liquidation preference of $25,000 per preference share (2)	9,000	—	9,000	—
Total issued share capital		$107		$123
 ______________
(1)    Each depositary share represents a 1/1000th interest in a share of the 5.625% preference shares.
(2)    Each depositary share represents a 1/1000th interest in a share of the 7.000% preference shares.
(a)    Ordinary Shares
Issued Ordinary Shares. On March 30, 2025, the Company’s Board of Directors approved the exchange of all of the Company’s previously issued and outstanding shares, par value $0.01 per share (“Previous Ordinary Shares”), owned by the Company’s Parent, for 90,833,333 Class A ordinary shares, par value $0.001 (“Class A Ordinary Shares”). In connection with the Ordinary Share Exchange, the Previous Ordinary Shares were cancelled. The Class A Ordinary Shares have the same voting and economic rights as the Previous Ordinary Shares other than par value. Share and per share information included in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted to reflect the Ordinary Share Exchange for all periods presented.
Equity and Incentive plan. During 2023, selected senior employees were granted Management Equity Plan (“MEP”) stock options to acquire non-voting shares at a management equity vehicle affiliated with the Company at no cost to the employee. Upon completion of the Company’s IPO, the Company introduced the 2025 Equity and Incentive Plan which granted replacement awards in substitution for the MEP legacy share options. As a result, the Company granted 1,306,139 ordinary shares as replacement awards. To satisfy tax withholding and remittance obligations, 301,106 ordinary shares were withheld, resulting in a net issuance of 1,005,033 shares to employees. Refer to Note 12, “Share-Based Payments”, for further details.
(b)    Preference Shares
Preference Shares Issuance. On May 2, 2013, the Company issued 11,000,000 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, with a liquidation preference of $25 per share (the “AHL PRC Shares”). Net proceeds were $270.6 million, consisting of $275.0 million of total liquidation preference less $4.4 million of issuance expenses. See further information below under “AHL PRC Shares Redemption.”

On September 20, 2016, the Company issued 10,000,000 shares of 5.625% Perpetual Non-Cumulative Preference Shares (the “AHL PRD Shares”). The AHL PRD Shares have a liquidation preference of $25 per share. Net proceeds were $241.3 million, consisting of $250.0 million of total liquidation preference less $8.7 million of issuance expenses. The AHL PRD Shares are listed on the NYSE under the symbol “AHL PRD.”
On August 13, 2019, the Company issued 10,000,000 depositary shares, each of which represents 1/1000th interest in a share of the newly designated 5.625% Perpetual Non-Cumulative Preference Shares. The depositary shares have a liquidation preference of $25 per share. Net proceeds were $241.6 million, comprising $250.0 million of total liquidation preference less $8.4 million of issuance expenses. The depositary shares are listed on the NYSE under the symbol “AHL PRE.”
On November 26, 2024, the Company issued 9,000,000 depositary shares, each of which represents 1/1000th interest in a share of the newly designated 7.000% Perpetual Non-Cumulative Preference Shares. The depositary shares have a liquidation preference of $25 per share. Net proceeds were $217.0 million, comprising $225.0 million of total liquidation preference less $8.0 million of issuance expenses. The depositary shares are listed on the NYSE under the symbol “AHL PRF.”
AHL PRC Shares Redemption. On November 29, 2024, the Company issued a notice of redemption in connection with all of its issued and outstanding AHL PRC Shares. The redemption took place on January 1, 2025, to be paid on January 2, 2025, and was conducted pursuant to the terms of the certificate of designation, dated May 2, 2013, governing the AHL PRC Shares. Each holder of an AHL PRC Share received $25 per preference share, representing an aggregate amount of $275.0 million. Since the redemption date is also a dividend payment date, the redemption price does not include any declared and unpaid dividends.

10.    Earnings Per Ordinary Share
Basic earnings per ordinary share are calculated by dividing net income available to holders of Aspen Insurance Holdings Limited’s ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share are calculated based on the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period of calculation using the treasury stock method. The following table presents the computation of basic and diluted earnings per ordinary share for the three and six months ended June 30, 2025, and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

	($ in millions, except share and per share amounts)		($ in millions, except share and per share amounts)
Numerator:
Net income	$46.5	$69.0	$83.3	$180.8
Less: Preference share dividends	(11.0)	(13.7)	(23.5)	(27.3)
Less: Preference share redemption costs	—	—	(4.4)	—
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$35.5	$55.3	$55.4	$153.5

Denominator:
Basic weighted average ordinary shares outstanding	90,976,909	90,833,333	90,905,518	90,833,333
Weighted average effect of dilutive restricted share units	65,206	—	32,760	—
Diluted weighted average ordinary shares outstanding	91,042,115	90,833,333	90,938,278	90,833,333

Basic earnings per ordinary share	$0.39	$0.61	$0.61	$1.69
Diluted earnings per ordinary share	$0.39	$0.61	$0.61	$1.69

Anti-dilutive shares excluded from the dilutive computation (1)	626,727	—	626,727	—
 ______________
(1)    The Company’s share options have been excluded from the calculation of diluted earnings per ordinary share for the three and six months ended June 30, 2025, because the effect of including those shares in the calculation would have been anti-dilutive. For further information on the Company’s share options, refer to Note 12, Share-Based Payments.

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11.    Dividends
During the six months ended June 30, 2025, the Company’s Board of Directors declared and paid the following dividends:

	Dividend per Share	Total Dividend
Three months ended March 31, 2025
5.625% Preference Shares (AHL PRD)	$0.35	$3,516,000
5.625% Preference Shares, represented by depository shares (AHL PRE)	$351.56	$3,515,600
7.000% Preference Shares, represented by depository shares (AHL PRF)	$612.50	$5,512,500

	Dividend per Share	Total Dividend
Three months ended June 30, 2025
5.625% Preference Shares (AHL PRD)	$0.35	$3,516,000
5.625% Preference Shares, represented by depository shares (AHL PRE) (1)	$351.56	$3,515,600
7.000% Preference Shares, represented by depository shares (AHL PRF) (2)	$437.50	$3,937,500
 ______________
(1)    The 5.625% Preference Shares (AHL PRE) are represented by depositary shares, each representing a 1/1000th interest in a share of the 5.625% Preference Shares. The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $0.3516 per depositary share.
(2)    The 7.000% Preference Shares (AHL PRF) are represented by depositary shares, each representing a 1/1000th interest in a share of the 7.000% Preference Shares. The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $0.4375 per depositary share.

12.     Share-Based Payments
Upon the completion of the IPO, the Company introduced the 2025 Equity and Incentive Plan (the “Plan”) which provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, other share awards, and performance awards to certain eligible employees, directors and other service providers. The Plan also provides for the grant of ordinary shares as replacement awards in substitution for the MEP legacy share options granted to selected senior employees of the Company. The Company is initially authorized to issue up to 3,633,333 ordinary shares, excluding the replacement awards, under the terms of the Plan. The Company has issued ordinary shares, options and other equity incentives under four arrangements: the replacement awards, the all employee awards, the restricted share unit awards, and the incentive share options. The Company classifies these awards as equity instruments, and has elected to estimate expected forfeitures over the requisite service period.
Replacement Awards
During 2023, selected senior employees were granted MEP stock options to acquire non-voting shares at a management equity vehicle affiliated with the Company at no cost to the employee. The introduction of the 2025 Equity and Incentive Plan granted replacement awards in substitution for the MEP legacy share options. As a result, the Company granted 1,306,139 ordinary shares as replacement awards. To satisfy tax withholding and remittance obligations, 301,106 ordinary shares were withheld, resulting in a net issuance of 1,005,033 shares to employees. For the three and six months ended June 30, 2025, the Company recognized a compensation cost of $39.2 million in relation to these replacement awards.
All Employee Awards
In May 2025, 158,997 restricted share units (“RSUs”) were granted to certain eligible employees and other service providers of the Company. These RSUs were granted with a requisite service period of one year, with the awards cliff vesting at the end of the service period. The fair value of these awards was calculated based on the Company’s share price at the grant date of the awards, and is amortized as an expense over the requisite service period. The grant date fair value of these awards was $30 per unit.
Restricted Share Unit Awards
In May 2025, 623,953 RSUs were granted to selected senior employees of the Company. These RSUs were granted with a requisite service period of three years, with the awards vesting in 1/3 annual installments on each anniversary of the grant date. The fair value of these awards was calculated based on the Company’s share price at the grant date of the awards, and is amortized as an expense in accordance with the three year graded vesting schedule. The grant date fair value of these awards was $30 per unit.

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Incentive Share Options
In May 2025, 626,727 share options were granted to selected senior employees with an exercise price equivalent to the Company’s share price at the grant date of the awards. These share options were granted with a requisite service period of three years, with the awards cliff vesting at the end of the service period. Once vested, the options are exercisable for a period of ten years from the date of grant. The fair value of the share options at the grant date was determined using the Black-Scholes option pricing model. The following table shows the fair value of the share options, and the significant inputs used in the Black-Scholes option pricing model:

As at June 30, 2025
Fair value per share option	$12.0
Risk-free interest rate (1)	4.05%
Dividend yield	—%
Expected term (2)	6.5 years
Expected term price volatility (3)	30.0%
 ______________
(1) The risk-free interest rate was estimated based on the yield on a U.S. treasury zero-coupon bond issued with a remaining term equal to the expected term of the share options.
(2) The contractual term is 10 years from the date of grant.
(3) As the Company does not have sufficient trading history, the expected share price volatility was estimated based on the historical volatilities of a selected peer group of comparable companies over a period commensurate with the expected term of the options.

The total stock compensation expense recognized in the Company’s consolidated statements of operations for both the three and six months ended June 30, 2025 was $41.8 million. As at June 30, 2025, there was $28.1 million of total unrecognized compensation cost related to non-vested awards, which will be recognized on a weighted average basis during the next 2.6 years.
13.    Related Party Transactions
Following the closing of the IPO, the Apollo Shareholders retain a majority of the Company’s outstanding shares. As such, Apollo and the Apollo Shareholders continue to be considered related parties under U.S. GAAP due to their ongoing ability to exercise significant influence over the Company’s operations and governance.
Apollo’s indirect subsidiary, Apollo Asset Management Europe PC LLP (“AAME PC”), serves as the investment manager for the Company and certain of the Company’s subsidiaries, and Apollo’s indirect subsidiary, Apollo Management Holdings, L.P. (“AMH”), provides the Company with management consulting services and advisory services. With effect from January 1, 2025, the rights and obligations of AAME PC were novated to an affiliate of AAME PC, Apollo Asset Management Europe LLP (“AAME”).
Additionally, certain employees of Apollo and its affiliates serve on the Board.
A description of relationships and transactions that have existed or that the Company and certain of the Company’s subsidiaries has entered into with Apollo and its affiliates are described below.
Investment Management Relationships
AAME provides centralized asset management investment advisory and risk services for the portfolio of the Company’s investments and investments of such subsidiaries pursuant to the investment management agreements (“IMAs”) that have been entered into with AAME.
In addition, pursuant to the IMAs, AAME may engage sub-advisors or delegates to provide certain of the investment advisory and management services to the Company’s subsidiaries. Such sub-advisors may include affiliates of AAME.
Under each of the IMAs, AAME will be paid an annual investment management fee (the “Management Fee”) which will be based on a cost-plus structure. The “cost” is comprised of the direct and indirect fees, costs, expenses and other liabilities arising in or otherwise connected with the services provided under the IMAs. The “plus” component will be a mark-up in an amount of up to 25% determined based on an applicable transfer pricing study. The Management Fee will be subject to certain maximum threshold levels, including an annual fee cap of 15 bps of the total amount of investable assets. Affiliated sub-advisors, including Apollo Management International LLP, will also earn additional fees for sub-advisory services rendered.
During the three and six months ended June 30, 2025, the Company recognized IMA fees of $1.8 million and $4.1 million, respectively (June 30, 2024 — $0.6 million and $3.2 million), of which $3.6 million (December 31, 2024 — $4.0 million) remains payable to AAME as at June 30, 2025.

Management Consulting Agreement
As previously disclosed, the Company entered into a Management Consulting Agreement, dated March 28, 2019 (the “Management Consulting Agreement”), with AMH. Pursuant to the Management Consulting Agreement, AMH provided the Company management consulting and advisory services related to the business and affairs of the Company and its subsidiaries. The Company pays AMH in consideration for its services under the Management Consulting Agreement, an annual management consulting fee equal to the greater of (i) 1% of the consolidated net income of the Company and its subsidiaries for the applicable fiscal year, or (ii) $5 million.
During the three and six months ended June 30, 2025, the Company recognized Management Consulting fees of $0.5 million and $1.8 million, respectively (June 30, 2024 — $1.2 million and $2.5 million), of which $0.5 million remains payable to AMH as at June 30, 2025 (December 31, 2024 — $1.3 million).
With effect from the closing of the IPO on May 9, 2025, the Management Consulting Agreement was terminated. As a result, no management consulting fees will accrue to AMH under the Management Consulting Agreement for periods subsequent to the closing of the IPO. All outstanding payable balances were settled during July 2025.
Related Party Investments
During the three and six months ended June 30, 2025, the Company bought or held the following securities or investments in Apollo:
As at June 30, 2025, the Company’s investment in Funds managed by Apollo had a fair value of $75.1 million (December 31, 2024 — $78.6 million). During the three and six months ended June 30, 2025, the Company incurred losses of $1.0 million and $1.9 million, respectively (June 30, 2024 — income of $1.0 million and $0.1 million) which is included in net investment income on the consolidated statement of operations and other comprehensive income. These investments are included in other investments on the consolidated balance sheet.
As at June 30, 2025, the Company’s investment in Notes issued by special purpose vehicles established and managed by subsidiaries of Apollo had a fair value of $52.6 million (December 31, 2024 — $66.6 million). During the three and six months ended June 30, 2025, the Company recognized income of $0.6 million and $1.6 million, respectively (June 30, 2024 — income of $1.1 million and $2.6 million) which is included in the consolidated statement of operations and other comprehensive income. These investments are included in privately-held investments, trading on the consolidated balance sheet.
As at June 30, 2025, the Company’s investments in Collateralized Loan Obligations issued by special purpose vehicles established and managed by subsidiaries of Apollo had a fair value of $110.9 million (December 31, 2024 — $88.9 million). During the three and six months ended June 30, 2025, the Company recognized income on these investments of $2.8 million and $4.5 million, respectively (June 30, 2024 — income of $3.2 million and $8.6 million) which is included in the consolidated statement of operations and other comprehensive income. Of these investments, $90.1 million are included in fixed income securities, trading, and $20.8 million are included in fixed income securities, available for sale on the consolidated balance sheet.
As at June 30, 2025, the Company’s investments in Middle Market Loans originated and managed by a subsidiary of Apollo had a fair value of $5.7 million (December 31, 2024 — $7.0 million). During the three and six months ended June 30, 2025, the Company recognized income of $0.5 million and a loss of $0.8 million, respectively (June 30, 2024 — income of $0.9 million and $2.2 million) which is included in the consolidated statement of operations and other comprehensive income. The Middle Market Loans are included in privately-held investments, trading on the consolidated balance sheet.

Insurance Transactions
During the three and six months ended June 30, 2025, the Company and its subsidiaries provided insurance and reinsurance coverage to Apollo or certain of its affiliates. Balances relating to these contracts are reflected in the consolidated statement of operations for the three and six months ended June 30, 2025, and the consolidated balance sheet as at June 30, 2025, as follows:

	Three Months Ended June 30, 2025	Six Months Ended June 30, 2025

	($ in millions)	($ in millions)
Consolidated Statement of Operations items:
Net earned premium	$1.5	$2.4
Losses and loss adjustment expenses	$0.3	$0.7

		As at June 30, 2025
		($ in millions)
Consolidated Balance Sheet items:
Underwriting premiums receivables		$2.1
Reserve for losses and loss adjustment expenses		$0.7
Unearned premiums		$1.2
Other Payables to Related Parties
As at June 30, 2025, the Company had a payable balance of $Nil (December 31, 2024 — $1.2 million), due to Highlands Bermuda Holdco, Ltd.
14.    Commitments and Contingent Liabilities
(a)Restricted assets
The Company’s subsidiaries are obliged by the terms of its contractual obligations to U.S. policyholders and by obligations to certain regulatory authorities to facilitate issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders.
The following table details the forms and values of the Company’s material restricted assets as at June 30, 2025 and December 31, 2024:

	As at June 30, 2025	As at December 31, 2024

	($ in millions, except for percentages)
Regulatory trusts and deposits:
Affiliated transactions	$363.0	$433.4
Third party	2,650.5	2,713.5
Letters of credit / guarantees (1)	159.3	153.2
Total restricted assets (excluding illiquid assets)	$3,172.8	$3,300.1
Other investments — illiquid assets	312.2	267.2
Total restricted assets and illiquid assets	$3,485.0	$3,567.3

Total as percentage of cash and invested assets (2)	43.8%	46.4%
_____________
(1)    As at June 30, 2025, the Company had pledged funds of $159.3 million (December 31, 2024 — $153.2 million) as collateral for the secured letters of credit.
(2)    Investable assets comprise total investments, cash and cash equivalents, accrued interest, receivables for securities sold and payables for securities purchased.
Investment Funds. We invest in investment funds which, as is typical for this type of investment, have lock-up periods. A lock-up period is the initial amount of time an investor is contractually required to remain invested before having the ability to redeem. As at June 30, 2025, the lock-up periods across these funds range from one quarter to several years. Thereafter these funds could also be redeemed on a pro-rata basis depending on the liquidity position of the fund. There are no assurances as to when the Company may be able to withdraw, in whole or in part, its redemption request from the fund.

Letters of Credit. The Company’s current arrangements with our bankers for the issue of letters of credit require us to provide collateral in the form of cash and investments for the full amount of all secured and undrawn letters of credit that are outstanding. We monitor the proportion of our otherwise liquid assets that are committed to trust funds or to the collateralization of letters of credit. As at June 30, 2025 and December 31, 2024, these funds amounted to approximately 43.8% of the $8.0 billion and approximately 46.4% of the $7.7 billion of investable assets held by the Company, respectively. We do not consider that this unduly restricts our liquidity at this time.
Funds at Lloyd’s. AUL operates at Lloyd’s as the corporate member for Syndicate 4711. AUL also participates in underwriting activities of Carbon Syndicate 4747. Lloyd’s determines required regulatory capital by considering the underwriting activities that AUL participates in. Such capital, called Funds at Lloyd’s, consists of investable assets as at June 30, 2025 in the amount of $441.0 million (December 31, 2024 — $471.9 million).
The amounts provided as Funds at Lloyd’s will be drawn upon and become a liability of the Company in the event of Syndicate 4711 declaring a loss at a level that cannot be funded from other resources, or if Syndicate 4711 requires funds to cover a short-term liquidity gap. The amount which the Company provides as Funds at Lloyd’s is not available for distribution to the Company for the payment of dividends. Aspen Managing Agency Limited, the managing agent to Syndicate 4711, is also required by Lloyd’s to maintain a minimum level of capital which as at June 30, 2025 was £0.4 million (December 31, 2024 — £0.4 million). This is not available for distribution by the Company for the payment of dividends.
U.S. Reinsurance Trust Fund. For its U.S. reinsurance activities, Aspen UK has established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen UK’s U.S. reinsurance liabilities, which were $515.9 million as at June 30, 2025 and $648.8 million as at December 31, 2024. As at June 30, 2025, the balance (including applicable letter of credit facilities) held in the trust was $878.3 million (December 31, 2024 — $1,001.5 million).
Aspen Bermuda has also established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen Bermuda’s liabilities to its U.S. cedants which was $173.7 million and $182.3 million as at June 30, 2025 and December 31, 2024, respectively. As at June 30, 2025, the balance held in the U.S. trust fund and other Aspen Bermuda trusts was $278.4 million (December 31, 2024 — $334.0 million).
U.S. Surplus Lines Trust Fund. Aspen UK and Syndicate 4711 have also established a U.S. surplus lines trust fund with a U.S. bank to secure liabilities under U.S. surplus lines policies. The balance held in trust as at June 30, 2025 was $163.2 million (December 31, 2024 — $150.2 million).
U.S. Regulatory Deposits. As at June 30, 2025, Aspen Specialty had a total of $7.1 million (December 31, 2024 — $6.9 million) on deposit with four U.S. states in order to satisfy state regulations for writing business in those states. AAIC had a further $7.0 million (December 31, 2024 — $6.5 million) on deposit with ten U.S. states.
Canadian Trust Fund. Aspen UK has established a Canadian trust fund with a Canadian bank to secure a Canadian insurance license. As at June 30, 2025, the balance held in trust was CAD$238.3 million ($174.6 million) (December 31, 2024 — CAD$219.8 million).
Australian Trust Fund. Aspen UK has established an Australian trust fund with an Australian bank to secure policyholder liabilities and as a condition for maintaining an Australian insurance license. As at June 30, 2025, the balance held in trust was AUD$84.1 million ($55.1 million) (December 31, 2024 — AUD$78.1 million).
Swiss Trust Fund. Aspen UK has established a Swiss trust fund with a Swiss bank to secure policyholder liabilities and as a condition for maintaining a Swiss insurance license. As at June 30, 2025, the balance held in trust was CHF5.1 million ($6.5 million) (December 31, 2024 — CHF4.8 million).
Singapore Fund. Aspen UK and Aspen Bermuda have established segregated Singaporean bank accounts to secure policyholder liabilities and as a condition for maintaining a Singaporean insurance license and meet local solvency requirements. As at June 30, 2025, the total balance in the accounts was SGD$213.7 million ($167.8 million) (December 31, 2024 — SGD$201.7 million).

(b)Contingent liabilities
In common with the rest of the insurance and reinsurance industry, the Company is also subject to litigation and arbitration in the ordinary course of business. The Company’s Operating Subsidiaries are regularly engaged in the investigation, conduct and defense of disputes, or potential disputes, resulting from questions of insurance or reinsurance coverage or claims activities. Pursuant to insurance and reinsurance arrangements, many of these disputes are resolved by arbitration or other forms of alternative dispute resolution. Such legal proceedings are considered in connection with estimating the Company’s Reserve for Losses and Loss Adjustment Expenses, as provided on the Company’s consolidated balance sheet.
In some jurisdictions, noticeably the U.S., a failure to deal with such disputes or potential disputes in an appropriate manner could result in an award of “bad faith” punitive damages against the Company’s Operating Subsidiaries. In accordance with ASC 450-20-50-3, for (a) reasonably possible losses for which no accrual is made because any of the conditions for accrual in ASC 450-20-25-2 are not met and (b) reasonably possible losses in excess of the amounts accrued pursuant to ASC 450-20-30-1, the Company will provide an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.
As at June 30, 2025, based on available information the probability of the ultimate resolution of pending or threatened litigation or arbitrations having a material effect on the Company’s financial condition, results of operations or liquidity is remote.

15.    Reclassifications from Accumulated Other Comprehensive Income
The following tables set out the components of the Company’s Accumulated Other Comprehensive Income (“AOCI”) that are reclassified into the consolidated statement of operations for the three and six months ended June 30, 2025 and 2024:

	Amount Reclassified from AOCI
Details about the AOCI Components	Three months ended June 30, 2025	Three months ended June 30, 2024	Affected Line Item in the Consolidated Statement of Operations

	($ in millions)
Available for sale:
Realized (gains) on sale of securities	$(2.7)	$(0.5)	Realized and unrealized investment gains
Realized losses on sale of securities	32.7	22.6	Realized and unrealized investment losses
	30.0	22.1	Income from operations before income taxes
Tax on net realized losses on sale of securities	(6.2)	(2.6)	Income tax expense
	$23.8	$19.5	Net income
Realized derivatives:
Net realized losses on settled derivatives	$(0.4)	$—	General, administrative and corporate expenses
Tax on settled derivatives	0.1	—	Income tax expense
	$(0.3)	$—	Net income
Total reclassifications from AOCI to the statement of operations, net of income tax	$23.5	$19.5	Net income

	Amount Reclassified from AOCI
Details about the AOCI Components	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024	Affected Line Item in the Consolidated Statement of Operations

	($ in millions)
Available for sale:
Realized (gains) on sale of securities	$(4.8)	$(0.6)	Realized and unrealized investment gains
Realized losses on sale of securities	38.2	26.6	Realized and unrealized investment losses
	33.4	26.0	Income from operations before income taxes
Tax on net realized losses on sale of securities	(6.9)	(3.0)	Income tax expense
	$26.5	$23.0	Net income
Realized derivatives:
Net realized losses on settled derivatives	$0.4	$—	General, administrative and corporate expenses
Tax on settled derivatives	(0.1)	—	Income tax expense
	$0.3	$—	Net income
Total reclassifications from AOCI to the statement of operations, net of income tax	$26.8	$23.0	Net income

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following is a discussion and analysis of our financial condition and results of operations for the three and six months ended June 30, 2025 and 2024. This discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes contained in this report as well as in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2024 contained in the Company’s Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) on April 29, 2025 (File No. 001-31909).
The discussion below includes forward-looking statements, which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See Item 3D in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 for more information on factors that could cause actual results to differ materially from the results described in, or implied by, any forward-looking statements contained in this discussion and analysis.
Operating highlights for the three months ended June 30, 2025
•Gross written premiums of $1,238.9 million for the three months ended June 30, 2025, a decrease of 0.9% from the three months ended June 30, 2024, primarily driven by other property reinsurance lines within our Reinsurance segment, which have seen rate decreases, reductions in some line sizes and non-renewals of certain business that did not meet our risk appetite given the current market conditions.
•Overall underwriting income of $100.4 million (combined ratio of 85.1%) for the three months ended June 30, 2025, including $23.6 million, or 3.5 combined ratio points, of pre-tax catastrophe losses related to significant industry weather-related events. Underwriting income of $80.3 million (combined ratio of 88.7%) for the three months ended June 30, 2024, which included $48.2 million, or 6.8 combined ratio points, of pre-tax catastrophe losses, related to significant industry events, including floods in Germany and Dubai, the Francis Scott Key Bridge event and other weather-related events.
~~•~~Net favorable development on prior year loss reserves for the three months ended June 30, 2025 of $4.7 million, or 0.7 combined ratio points, includes $10.2 million of favorable prior year reserve development on post-LPT years, partially offset by the adverse net impact of the LPT of $5.5 million. The net adverse development for the three months ended June 30, 2024 of $6.4 million, or 0.9 combined ratio points, includes $13.6 million adverse net impact of the LPT, partially offset by favorable prior year reserve development on post-LPT years of $7.2 million.
•Adjusted underwriting income of $105.9 million (adjusted combined ratio of 84.3%) for the three months ended June 30, 2025 includes an adjustment to remove a loss of $5.5 million for the net impact of the LPT. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards. Adjusted underwriting income of $93.9 million (adjusted combined ratio of 86.7%) for the three months ended June 30, 2024 included an adjustment to remove a loss of $13.6 million for the net impact of the LPT.
•Our capital markets business contributed total fee income of $53.4 million in the three months ended June 30, 2025, an increase of $18.6 million compared to $34.8 million in the three months ended June 30, 2024. Income from ACM’s activities represents ceding commissions and is accounted for as a reduction to acquisition expenses. Third-party capital grew to $2,355.3 million as at June 30, 2025, compared with $1,855.4 million at June 30, 2024.
•Operating income for the three months ended June 30, 2025 of $110.9 million, or $1.22 per diluted ordinary share, representing an annualized operating return on average equity of 17.2%. This compares to operating income of 97.6 million, or $1.07 per diluted ordinary share, for the three months ended June 30, 2024, which resulted in an annualized operating return on average equity of 18.1%.
Operating highlights for the six months ended June 30, 2025
•Gross written premiums of $2,526.1 million for the six months ended June 30, 2025, an increase of 1.8% from the six months ended June 30, 2024, primarily due to the Insurance segment which has seen continued growth with existing clients participating in our cross class binders products, and new business growth in both the other insurance lines of business and the inland marine portfolio.
•Overall underwriting income of $127.6 million (combined ratio of 90.8%) for the six months ended June 30, 2025, including $115.0 million, or 8.3 combined ratio points, of pre-tax catastrophe losses related to significant industry events, including the California Wildfires and other weather-related events. Underwriting income of $169.8 million (combined ratio of 87.6%) for the six months ended June 30, 2024, which included $80.6 million, or 5.9 combined ratio points, of pre-tax catastrophe losses, related to significant industry events, including floods in Dubai and Germany, the Francis Scott Key Bridge event and other weather-related events.

~~•~~Net favorable development on prior year loss reserves for the six months ended June 30, 2025 of $4.7 million, or 0.3 combined ratio points, includes $19.2 million of favorable prior year reserve development on post-LPT years, partially offset by the adverse net impact of the LPT of $14.5 million. The net adverse development for the six months ended June 30, 2024 of $7.8 million, or 0.6 combined ratio points, includes $15.0 million adverse net impact of the LPT, partially offset by favorable prior year reserve development on post-LPT years of $7.2 million.
•Adjusted underwriting income of $142.1 million (adjusted combined ratio of 89.7%) for the six months ended June 30, 2025 includes an adjustment to remove a loss of $14.5 million for the net impact of the LPT. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards. Adjusted underwriting income of $184.8 million (adjusted combined ratio of 86.5%) for the six months ended June 30, 2024 included an adjustment to remove a loss of $15.0 million for the net impact of the LPT.
•Our capital markets business contributed total fee income of $99.0 million in the six months ended June 30, 2025, an increase of $30.7 million compared to $68.3 million in the six months ended June 30, 2024. Income from ACM’s activities represents ceding commissions and is accounted for as a reduction to acquisition expenses. Third-party capital grew to $2,355.3 million as at June 30, 2025, compared with $1,855.4 million at June 30, 2024.
•Operating income for the six months ended June 30, 2025 of $161.3 million, or $1.77 per diluted ordinary share, representing an annualized operating return on average equity of 12.8%. This compares to operating income of $201.0 million, or $2.21 per diluted ordinary share, for the six months ended June 30, 2024, which resulted in an annualized operating return on average equity of 18.7%.
Shareholders’ equity
Total shareholders’ equity decreased by $26.2 million, or 0.8%, from $3,371.9 million as at December 31, 2024 to $3,345.7 million as at June 30, 2025, the most significant movements of which were as follows:
•on January 1, 2025, the Company redeemed all of its issued and outstanding AHL PRC Preference Shares for an aggregate amount of $275.0 million;
•an increase of $55.4 million in retained earnings due to net income of $83.3 million, partially off-set by $23.5 million in dividends on our Preference Shares and the expensing of $4.4 million of share issuance costs following the redemption of our AHL PRC preference shares;
•other comprehensive income of $156.4 million, which included $104.6 million of net unrealized gains on available for sale investments, a $43.5 million net gain in foreign currency translation on investments classified as available for sale and a $8.3 million net gain in the value of hedged foreign exchange contracts; and
•an increase of $32.6 million in additional paid-in capital due to share-based compensation.
As at June 30, 2025, our book value per ordinary share, was $28.81, compared with a book value per ordinary share, of $26.44 as at December 31, 2024.
As at June 30, 2025, our total shareholders’ equity included Preference Shares of $725.0 million less issuance costs of $25.1 million (December 31, 2024 — $1,000.0 million less issuance costs of $29.5 million).

On June 13, 2025, the Company closed its offering of $300.0 million aggregate principal amount of its 5.750% Senior Notes due 2030. The net proceeds from the offering, net of debt issuance costs, were $296.4 million, and the proceeds were used to repay the $300.0 million 2026 Term Loan.
As at June 30, 2025, we had approximately $294.6 million (December 31, 2024 — $379 million) of remaining limit available on our LPT contract, representing 25.0% of our 2019 and prior accident year outstanding reserves. This contract provides protection against deterioration on these accident years, significantly limiting Aspen’s exposure to the risk of unfavorable development from these accident years, and strengthens our balance sheet.

Consolidated Group Result

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions, except for percentages)	2025	2024	2025	2024

Underwriting Revenues
Gross written premiums	$1,238.9	$1,250.4	$2,526.1	$2,481.8
Net written premiums	715.5	811.1	1,467.2	1,552.0
Net earned premiums	674.9	705.4	1,377.6	1,371.1
Underwriting Expenses
Losses and loss adjustment expenses	(379.1)	(420.2)	(834.4)	(804.7)
Acquisition costs	(90.0)	(105.6)	(185.7)	(198.5)
General and administrative expenses	(105.4)	(99.3)	(229.9)	(198.1)
Underwriting income	$100.4	$80.3	$127.6	$169.8

Other Income and Expense
Corporate and other expenses	$(25.4)	$(39.0)	$(50.8)	$(64.7)
Non-operating expenses	(47.3)	(5.5)	(55.6)	(11.7)
Net investment income	80.5	82.5	156.4	159.3
Realized and unrealized investment losses	(9.3)	(26.1)	(9.6)	(27.1)
Change in fair value of derivatives	20.0	(2.0)	45.9	(15.6)
Interest expense	(8.9)	(14.0)	(18.0)	(30.1)
Net realized and unrealized foreign exchange (losses)/gains	(51.9)	3.9	(90.7)	26.6
Income before income tax	58.1	80.1	105.2	206.5
Income tax expense	(11.6)	(11.1)	(21.9)	(25.7)
Net income	46.5	69.0	83.3	180.8
Preference share dividends	(11.0)	(13.7)	(23.5)	(27.3)
Preference share redemption costs	—	—	(4.4)	—
Net income available to ordinary shareholders	$35.5	$55.3	$55.4	$153.5

Diluted earnings per ordinary share	$0.39	$0.61	$0.61	$1.69
Diluted operating income per ordinary share (1)	$1.22	$1.07	$1.77	$2.21

Other Metrics
Loss ratio	56.2%	59.6%	60.6%	58.7%
Expense ratio	28.9	29.1	30.2	28.9
Combined ratio	85.1%	88.7%	90.8%	87.6%

Adjusted combined ratio (1) (2)	84.3%	86.7%	89.7%	86.5%
Adjusted underwriting income (1) (2)	$105.9	$93.9	$142.1	$184.8
Operating income (1)	$110.9	$97.6	$161.3	$201.0
Annualized operating return on average equity (1)	17.2%	18.1%	12.8%	18.7%
Total return on average cash and investments, pre-tax	1.7%	0.9%	3.6%	1.6%
_________________
(1)    These metrics are non-GAAP financial measures as defined under SEC rules and regulations. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.
(2)    The adjusted underwriting income and adjusted combined ratio remove the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. The adjusted underwriting income and adjusted combined ratio represent the performance of our business for accident years 2020 onwards, which management believe reflects the underlying underwriting performance of the ongoing portfolio.

Consolidated Group Result - Three Months Ended June 30, 2025
Gross written premiums
The following table sets forth the gross written premiums for our two business segments for the three months ended June 30, 2025 and 2024 and the percentage change in gross written premiums:

	Three Months Ended June 30,
Business Segment	2025		2024
	($ in millions)	% change	($ in millions)
Insurance	$693.5	1.4%	$684.2
Reinsurance	545.4	(3.7)%	566.2
Total	$1,238.9	(0.9)%	$1,250.4
Overall gross written premiums decreased by 0.9% for the three months ended June 30, 2025 compared to the three months ended June 30, 2024. Gross written premiums in our Insurance segment increased by 1.4%, largely due to continued growth with existing clients participating in our cross class binders products, as well new business growth in our other insurance line of business and in our inland marine portfolio.
Gross written premiums in our Reinsurance segment decreased by 3.7% for the three months ended June 30, 2025 compared to the three months ended June 30, 2024. This reduction is predominantly due to other property reinsurance lines which have seen rate decreases, reductions in some line sizes and non-renewals of certain business that did not meet our risk appetite given the current market conditions, which was partially offset by continued favorable conditions in casualty reinsurance business lines.
Ceded written premiums
The following table sets forth the ceded written premiums for our two business segments for the three months ended June 30, 2025 and 2024 and the percentage change in ceded written premiums:

	Three Months Ended June 30,
Business Segment	2025		2024
	($ in millions)	% change	($ in millions)
Insurance	$303.1	17.1%	$258.9
Reinsurance	220.3	22.1%	180.4
Total	$523.4	19.1%	$439.3
Total ceded written premiums for the three months ended June 30, 2025 increased by $84.1 million, or 19.1%, compared to the three months ended June 30, 2024. Changes in our reinsurance program decreased our retention ratio, which is defined as net written premiums as a percentage of gross written premiums, from 64.9% for the three months ended June 30, 2024 to 57.8% for the three months ended June 30, 2025. Ceded written premiums increased for our Insurance segment primarily due to an increase in the level of reinsurance purchased protecting our financial and professional lines insurance business line. Ceded written premiums increased for our Reinsurance segment, predominantly due to an increase in the level of reinsurance purchased across all business lines.
Net earned premiums
The following table sets forth the net earned premiums for our two business segments for the three months ended June 30, 2025 and 2024 and the percentage change in net earned premiums:

	Three Months Ended June 30,
Business Segment	2025		2024
	($ in millions)	% change	($ in millions)
Insurance	$395.8	4.6%	$378.3
Reinsurance	279.1	(14.7)%	327.1
Total	$674.9	(4.3)%	$705.4

Net earned premiums decreased by $30.5 million, or 4.3%, for the three months ended June 30, 2025 compared to the three months ended June 30, 2024 due to an increase of $91.5 million in ceded earned premiums, partially offset by an increase of $61.0 million in gross earned premiums.
Losses and loss adjustment expenses
We have presented the different components of the loss ratios, including adjusting for the impact of the LPT, which includes changes in retroactive reinsurance contracts as we believe that the presentation of adjusted loss ratios reflects the underlying performance of the ongoing portfolio. Additionally, we have also presented current year loss ratios (excluding the impact of catastrophe losses), the impact of catastrophe losses and prior year development for accident years that are not covered by the LPT.

	Three Months Ended June 30,
	2025		2024
	Net Loss Expense	Loss Ratio	Net Loss Expense	Loss Ratio
	($ in millions)	%	($ in millions)	%
Current accident year losses, excluding catastrophe losses	$(360.2)	53.4%	$(365.6)	51.9%
Catastrophe losses	(23.6)	3.5	(48.2)	6.8
Current accident year losses	(383.8)	56.9	(413.8)	58.7
Prior year favorable reserve development — Post-LPT years	10.2	(1.5)	7.2	(1.1)
Adjusted losses and loss adjustment expenses (1)	(373.6)	55.4	(406.6)	57.6
Impact of the LPT	(5.5)	0.8	(13.6)	2.0
Total losses and loss adjustment expenses	$(379.1)	56.2%	$(420.2)	59.6%
_______________
(1)    Adjusted losses and loss adjustment expenses and the adjusted loss ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculation of the adjusted loss ratio is presented above. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.
The overall loss ratio for the three months ended June 30, 2025 of 56.2%, decreased by 3.4 percentage points compared to the three months ended June 30, 2024, and losses and loss adjustment expenses decreased from $420.2 million for the three months ended June 30, 2024 to $379.1 million for the three months ended June 30, 2025. This was mainly due to the following:
Current accident year losses, excluding the impact of catastrophe losses. Current accident year losses, excluding the impact of catastrophe losses, contributed $360.2 million or 53.4 percentage points for the three months ended June 30, 2025 compared to $365.6 million or 51.9 percentage points for three months ended June 30, 2024. The increase in the loss ratio is predominantly due to the Reinsurance segment, where a change in business mix and the introduction of the health reinsurance portfolio resulted in an increased loss ratio for the three months ended June 30, 2025.
Catastrophe losses. Catastrophe losses contributed $23.6 million or 3.5 percentage points for the three months ended June 30, 2025 compared to $48.2 million or 6.8 percentage points for the three months ended June 30, 2024. Catastrophe losses for the three months ended June 30, 2025 include losses associated with weather-related events. Catastrophe losses for the three months ended June 30, 2024 include losses associated with floods in Dubai and Germany, the Francis Scott Key Bridge event and other weather-related events.
Prior year development on post-LPT years. Reserve development for accident years 2020 onwards, for the three months ended June 30, 2025, contributed a reduction to the overall loss ratio of 1.5 percentage points, while for the three month ended June 30, 2024, contributed a reduction of 1.1 percentage points towards the overall loss ratio.
Adjusted losses and loss adjustment expenses. The adjusted losses and loss adjustment expenses relate to the post-LPT accident years and exclude the change in deferred gain associated with retroactive reinsurance contracts. Adjusted losses and loss adjustment expenses represents the performance of our business for accident years 2020 onwards, which we believe reflects the underlying underwriting performance of the ongoing portfolio. The adjusted losses and loss adjustment expenses is the basis on which we report adjusted underwriting income and adjusted combined ratio, as well as the basis in which underwriting income contributes to operating income. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.
Impact of the LPT. The impact of the LPT includes the impact of prior year reserve development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts which is primarily driven by the LPT, totaling $5.5 million (June 30, 2024 — $13.6 million).

Acquisition costs and general and administrative expenses
We monitor the ratio of expenses to net earned premiums as a measure of the cost effectiveness of our acquisition costs, and general and administrative expenses. The table below presents the contribution of the acquisition costs, and general and administrative expenses to the net expense ratios for the three months ended June 30, 2025 and 2024.

	Three Months Ended June 30,
Ratios Based on Net Earned Premiums	2025	2024
Acquisition cost ratio	13.3%	15.0%
General and administrative expense ratio	15.6%	14.1%
Total expense ratio	28.9%	29.1%
The acquisition cost ratio improved from 15.0% for the three months ended June 30, 2024 to 13.3% for the three months ended June 30, 2025. This improvement was primarily driven by an increase in ceding commissions due to higher cessions placed with our capital market partners, coupled with a change in business mix.
The general and administrative expense ratio increased from 14.1% for the three months ended June 30, 2024 to 15.6% for the three months ended June 30, 2025. This increase in general and administrative expenses of $6.1 million, from $99.3 million for the three months ended June 30, 2024 to $105.4 million for the three months ended June 30, 2025, was largely driven by a higher expense base due to operational excellence enhancements.
Aspen Capital Markets
ACM sources third-party capital and develops reinsurance structures that both supports and leverages the Company’s underwriting and analytical expertise and earns underwriting, management and performance fees from third-party investors primarily through the placement and management of collateralized quota share sidecar vehicles.
The following table sets forth a summary of fee income and third-party capital with respect to our ACM activity, for the three months ended June 30, 2025 and 2024. The increase in fee income was due to the growth achieved in the third-party capital and greater ceded earned premium, including the expansion of our capital markets business into long-tail casualty lines.

	For the Three Months Ended June 30,
ACM ($ in millions)	2025	2024
Fee income (1)	$53.4	$34.8
	As at June 30,
	2025	2024
Third-party capital	$2,355.3	$1,855.4
_______________
(1)    Fee income earned through cessions to third-party capital vehicles is recorded through underwriting income/(loss) as a decrease to acquisition costs.
Corporate and other expenses
For the three months ended June 30, 2025, we incurred corporate and other expenses of $25.4 million (June 30, 2024 — $39.0 million). The decrease in corporate and other expenses for the three months ended June 30, 2025 compared to the three months ended June 30, 2024 was largely driven by expense realignment of operational excellence initiatives to our segments from corporate activities.
Non-operating expenses
For the three months ended June 30, 2025, we incurred non-operating expenses of $47.3 million, which included expenses in relation to replacement share awards that were granted in substitution for legacy share options previously granted to certain employees upon the successful completion of the IPO of $39.2 million, consulting fees paid to Apollo of $0.5 million, and non-recurring transformation and change activities, including IPO related expenses of $7.6 million. With effect from the closing of the IPO on May 9, 2025, the Management Consulting Agreement was terminated. As a result, no management consulting fees will accrue to AMH under the Management Consulting Agreement for periods subsequent to the closing of the IPO.
For the three months ended June 30, 2024, we incurred non-operating expenses of $5.5 million, which included expenses in relation to consulting fees paid to Apollo of $1.2 million, and non-recurring transformation and change activities of $4.3 million.

Investment performance
The following table sets forth a summary of total investment returns, average cash and investments and total return on average cash and investments, pre-tax for the three months ended June 30, 2025 and 2024:

	Three Months Ended June 30,
	2025	2024

	($ in millions, except for percentages)
Net investment income	$80.5	$82.5
Net realized and unrealized investment (losses)	(9.3)	(26.1)
Change in unrealized gains/(losses) on available for sale securities (before tax) (1)	61.8	9.6
Total investment returns	$133.0	$66.0

Average cash and investments (2)	$7,877.8	$7,423.9

Total return on average cash and investments, pre-tax	1.7%	0.9%
____________
(1) For a discussion on the change in unrealized gains/(losses) on available for sale securities, please refer to “Other comprehensive income,” below.
(2) Average cash and investments are calculated by taking the average of the opening period and closing period balances for total investments plus cash and cash equivalents.
For the three months ended June 30, 2025, net investment income was $80.5 million, a decrease of 2.4% from the prior year (June 30, 2024 — $82.5 million). The slight year-over-year decrease primarily reflects lower returns from our Real Estate fund investments. The investment portfolio as at June 30, 2025 largely comprises interest income generating fixed income securities. Book yield on the fixed income securities portfolio as at June 30, 2025 was 4.4% compared with 4.0% as at June 30, 2024. Book yield is the yield of the security after adjusting for accretion/amortization of the difference between par value and purchase price.
Total net realized and unrealized investment losses for the three months ended June 30, 2025 were $9.3 million (June 30, 2024 — losses of $26.1 million), which included net unrealized gains of $20.3 million (June 30, 2024 — net unrealized gains of $3.1 million). The net realized and unrealized investment losses for the period were due to realized losses as a result of portfolio rotations, partially offset by unrealized gains on trading assets and unrealized gains due to favorable foreign currency exchange rate movements in the quarter.
Change in fair value of derivatives
We use derivative instruments to economically hedge foreign currency exposure, in the form of foreign currency forward contracts. We also hold an embedded derivative relating to the variable interest expense on the funds withheld arrangement included as part of the Company’s LPT contract.
For the three months ended June 30, 2025, the impact of these derivative contracts on net income was a gain of $20.0 million (June 30, 2024 — loss of $2.0 million), attributable to foreign exchange contracts that had a gain of $19.5 million (June 30, 2024 — loss of $4.9 million), and a gain within the LPT embedded derivative of $0.5 million (June 30, 2024 — gain of $2.9 million). The gain on foreign exchange contracts was largely due to the weakening of the U.S. Dollar against most major currencies.
Interest expense
The following table sets forth a summary of the interest expense for the three months ended June 30, 2025 and 2024:

	Three Months Ended June 30,
	2025	2024

	($ in millions)
Interest on LPT Funds Withheld	$3.9	$8.7
Interest and fees on the Long Term Debt	5.0	5.3
Interest expense	$8.9	$14.0

The decrease in the interest expense for the three months ended June 30, 2025 was primarily driven by the decrease in the interest expense on the funds withheld account related to the LPT contract. This decrease was due to a lower variable crediting rate for the three months ended June 30, 2025 compared to the three months ended June 30, 2024, as well as a lower average funds withheld account balance as the underlying losses were paid down.
On June 13, 2025, the Company closed its offering of $300.0 million aggregate principal amount of its 5.750% Senior Notes due 2030. The net proceeds from the offering, net of debt issuance costs, were $296.4 million, and the proceeds were used to repay the $300.0 million 2026 Term Loan.
Income tax expense
The income tax expense for the three months ended June 30, 2025 was $11.6 million, compared with the income tax expense of $11.1 million for the three months ended June 30, 2024.
The effective tax rate (defined as the tax expense or benefit, divided by the income or loss before income tax), for the three months ended June 30, 2025, on income before tax was 20.0% (June 30, 2024 — 13.9%). The increase in the effective tax rate is due to the introduction of a corporate income tax of 15.0% in Bermuda, which took effect from January 1, 2025.
The effective tax rate is impacted by the relative profitability of the business underwritten in Bermuda, the United Kingdom and the United States, all of which have different income tax rates.
Other comprehensive income
Other comprehensive income, net of taxes, was $87.1 million for the three months ended June 30, 2025 (June 30, 2024 — income of $16.8 million). Other comprehensive income includes a net unrealized gain on the available for sale investment portfolio of $49.2 million (June 30, 2024 — net unrealized gain of $9.0 million), which consists of a net unrealized gain of $25.4 million (June 30, 2024 — net unrealized loss of $10.5 million) and a reclassification adjustment of $23.8 million related to the realized loss on the sale of available for sale securities (June 30, 2024 — $19.5 million). The net unrealized gain for the three months ended June 30, 2025 was due to reductions in U.S. Treasury yields. The remaining movement is due to an unrealized gain in foreign currency translation on available for sale investments of $33.8 million (June 30, 2024 — $7.5 million unrealized gain), and a $4.1 million unrealized gain on the hedged derivative contracts (June 30, 2024 — $0.3 million unrealized gain).

Consolidated Group Result - Six Months Ended June 30, 2025
Gross written premiums
The following table sets forth the gross written premiums for our two business segments for the six months ended June 30, 2025 and 2024 and the percentage change in gross written premiums:

	Six Months Ended June 30,
Business Segment	2025		2024
	($ in millions)	% change	($ in millions)
Insurance	$1,380.0	6.1%	$1,301.2
Reinsurance	1,146.1	(2.9)%	1,180.6
Total	$2,526.1	1.8%	$2,481.8
Overall gross written premiums increased by 1.8% for the six months ended June 30, 2025 compared to the six months ended June 30, 2024. Gross written premiums in our Insurance segment increased by 6.1%, largely due to continued growth with existing clients participating in our cross class binders products, as well new business growth in our cyber liability portfolio.
Gross written premiums in our Reinsurance segment decreased by 2.9% for the six months ended June 30, 2025 compared to the six months ended June 30, 2024. This reduction is predominantly due to other property reinsurance lines which have seen rate decreases, reductions in some line sizes and non-renewals of certain business that did not meet our risk appetite given the current market conditions.

Ceded written premiums
The following table sets forth the ceded written premiums for our two business segments for the six months ended June 30, 2025 and 2024 and the percentage change in ceded written premiums:

	Six Months Ended June 30,
Business Segment	2025		2024
	($ in millions)	% change	($ in millions)
Insurance	$611.7	13.8%	$537.5
Reinsurance	447.2	14.0%	392.3
Total	$1,058.9	13.9%	$929.8
Total ceded written premiums for the six months ended June 30, 2025 increased by $129.1 million, or 13.9%, compared to the six months ended June 30, 2024. Ceded written premiums increased for our Insurance segment predominantly due to an increase in the level of reinsurance purchased protecting our financial and professional lines insurance business line. Ceded written premiums increased for our Reinsurance segment as a result of an increase in the level of reinsurance purchased across all business lines.
Net earned premiums
The following table sets forth the net earned premiums for our two business segments for the six months ended June 30, 2025 and 2024 and the percentage change in net earned premiums:

	Six Months Ended June 30,
Business Segment	2025		2024
	($ in millions)	% change	($ in millions)
Insurance	$799.5	8.1%	$739.3
Reinsurance	578.1	(8.5)%	631.8
Total	$1,377.6	0.5%	$1,371.1
Net earned premiums increase by $6.5 million, or 0.5%, for the six months ended June 30, 2025 compared to the six months ended June 30, 2024 due to an increase of $164.5 million in gross earned premiums, partially offset by an increase of $158.0 million in ceded earned premiums.

Losses and loss adjustment expenses
We have presented the different components of the loss ratios, including adjusting for the impact of the LPT, which includes changes in retroactive reinsurance contracts as we believe that the presentation of adjusted loss ratios reflects the underlying performance of the ongoing portfolio. Additionally, we have also presented current year loss ratios (excluding the impact of catastrophe losses), the impact of catastrophe losses and prior year development for accident years that are not covered by the LPT.

	Six Months Ended June 30,
	2025		2024
	Net Loss Expense	Loss Ratio	Net Loss Expense	Loss Ratio
	($ in millions)	%	($ in millions)	%
Current accident year losses, excluding catastrophe losses	$(724.1)	52.6%	$(716.3)	52.2%
Catastrophe losses	(115.0)	8.3	(80.6)	5.9
Current accident year losses	(839.1)	60.9	(796.9)	58.1
Prior year favorable reserve development — Post-LPT years	19.2	(1.4)	7.2	(0.5)
Adjusted losses and loss adjustment expenses (1)	(819.9)	59.5	(789.7)	57.6
Impact of the LPT	(14.5)	1.1	(15.0)	1.1
Total losses and loss adjustment expenses	$(834.4)	60.6%	$(804.7)	58.7%
_______________
(1)    Adjusted losses and loss adjustment expenses and the adjusted loss ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculation of the adjusted loss ratio is presented above. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.
The overall loss ratio for the six months ended June 30, 2025 of 60.6%, increased by 1.9 percentage points compared to the six months ended June 30, 2024, and losses and loss adjustment expenses increased from $804.7 million for the six months ended June 30, 2024 to $834.4 million for the six months ended June 30, 2025. This was mainly due to the following:
Current accident year losses, excluding the impact of catastrophe losses. Current accident year losses, excluding the impact of catastrophe losses, contributed $724.1 million or 52.6 percentage points for the six months ended June 30, 2025 compared to $716.3 million or 52.2 percentage points for the six months ended June 30, 2024.
Catastrophe losses. Catastrophe losses contributed $115.0 million or 8.3 percentage points for the six months ended June 30, 2025 compared to $80.6 million or 5.9 percentage points for the six months ended June 30, 2024. Catastrophe losses for the six months ended June 30, 2025 include losses associated with the California Wildfires and other weather-related events. Catastrophe losses for the six months ended June 30, 2024 include losses associated with floods in Dubai and Germany, the Francis Scott Key Bridge event and other weather-related events.
Prior year development on post-LPT years. Reserve development for accident years 2020 onwards, for the six months ended June 30, 2025, contributed a reduction to the overall loss ratio of 1.4 percentage points, while for the six months ended June 30, 2024, contributed a reduction of 0.5 percentage points towards the overall loss ratio.
Adjusted losses and loss adjustment expenses. The adjusted losses and loss adjustment expenses relate to the post-LPT accident years and exclude the change in deferred gain associated with retroactive reinsurance contracts. Adjusted losses and loss adjustment expenses represents the performance of our business for accident years 2020 onwards, which we believe reflects the underlying underwriting performance of the ongoing portfolio. The adjusted losses and loss adjustment expenses is the basis on which we report adjusted underwriting income and adjusted combined ratio, as well as the basis in which underwriting income contributes to operating income. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.
Impact of the LPT. The impact of the LPT includes the impact of prior year reserve development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts which is primarily driven by the LPT, totaling $14.5 million (June 30, 2024 — $15.0 million).

Acquisition costs and general and administrative expenses
We monitor the ratio of expenses to net earned premiums as a measure of the cost effectiveness of our acquisition costs, and general and administrative expenses. The table below presents the contribution of the acquisition costs, and general and administrative expenses to the net expense ratios for the six months ended June 30, 2025 and 2024.

	Six Months Ended June 30,
Ratios Based on Net Earned Premiums	2025	2024
Acquisition cost ratio	13.5%	14.5%
General and administrative expense ratio	16.7%	14.4%
Total expense ratio	30.2%	28.9%
The acquisition cost ratio improved from 14.5% for the six months ended June 30, 2024 to 13.5% for the six months ended June 30, 2025. The improvement was largely due to the Reinsurance segment, driven by higher ceding commissions resulting from increased cessions from casualty lines to our Aspen Capital Market partners.
The general and administrative expense ratio increased from 14.4% for the six months ended June 30, 2024 to 16.7% for the six months ended June 30, 2025. This increase in general and administrative expenses of $31.8 million, from $198.1 million for the six months ended June 30, 2024 to $229.9 million for the six months ended June 30, 2025, is largely driven by a higher expense base due to operational excellence enhancements, coupled with an increase in the depreciation charge for the period.
Aspen Capital Markets
ACM sources third-party capital and develops reinsurance structures that leverage the Company’s underwriting and analytical expertise and earns underwriting, management and performance fees from third-party investors primarily through the placement and management of collateralized quota share sidecar vehicles.
The following table sets forth a summary of fee income and third-party capital with respect to our ACM activity, for the six months ended June 30, 2025 and 2024. The increase in fee income was due to the growth achieved in the third-party capital and greater ceded earned premium, including the expansion of our capital markets business into long-tail casualty lines.

	For the Six Months Ended June 30,
ACM ($ in millions)	2025	2024
Fee income (1)	$99.0	$68.3
	As at June 30,
	2025	2024
Third-party capital	$2,355.3	$1,855.4
_______________
(1)    Fee income earned through cessions to third-party capital vehicles is recorded through underwriting income/(loss) as a decrease to acquisition costs.
Corporate and other expenses
For the six months ended June 30, 2025, we incurred corporate and other expenses of $50.8 million (June 30, 2024 — $64.7 million). The decrease in corporate and other expenses in the six months ended June 30, 2025 compared to the six months ended June 30, 2024 was largely driven by expense realignment of operational excellence initiatives to our segments from corporate activities.
Non-operating expenses
For the six months ended June 30, 2025, we incurred non-operating expenses of $55.6 million, which included expenses in relation to replacement share awards that were granted in substitution for legacy share options previously granted to certain employees upon the successful completion of the IPO of $39.2 million, consulting fees paid to Apollo of $1.8 million, and non-recurring transformation and change activities of $14.6 million.
For the six months ended June 30, 2024, we incurred non-operating expenses of $11.7 million, which included expenses in relation to consulting fees paid to Apollo of $2.5 million, and non-recurring transformation and change activities of $9.2 million.

Investment performance
The following table sets forth a summary of total investment returns, average cash and investments and total return on average cash and investments, pre-tax for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024

	($ in millions, except for percentages)
Net investment income	$156.4	$159.3
Net realized and unrealized investment (losses)	(9.6)	(27.1)
Change in unrealized gains/(losses) on available for sale securities (before tax) (1)	131.6	(17.1)
Total investment returns	$278.4	$115.1

Average cash and investments (2)	$7,789.7	$7,399.1

Total return on average cash and investments, pre-tax	3.6%	1.6%
____________
(1) For a discussion on the change in unrealized gains/(losses) on available for sale securities, please refer to “Other comprehensive income,” below.
(2) Average cash and investments are calculated by taking the average of the opening period and closing period balances for total investments plus cash and cash equivalents.
For the six months ended June 30, 2025, net investment income was $156.4 million, a decrease of 1.8% from the prior year (June 30, 2024 — $159.3 million). The slight year-over-year decrease primarily reflects lower returns from our Real Estate fund investments. The investment portfolio as at June 30, 2025 largely comprises interest income generating fixed income securities. Book yield on the fixed income securities portfolio as at June 30, 2025 was 4.4% compared with 4.0% as at June 30, 2024. Book yield is the yield of the security after adjusting for accretion/amortization of the difference between par value and purchase price.
Total net realized and unrealized investment losses for the six months ended June 30, 2025 were $9.6 million (June 30, 2024 — losses of $27.1 million), which included net unrealized gains of $24.1 million (June 30, 2024 — net unrealized gains of $6.8 million). The net realized and unrealized investment losses for the period were due to realized losses as a result of portfolio rotations, partially offset by unrealized gains on trading assets and unrealized gains due to favorable foreign currency exchange rate movements.
Change in fair value of derivatives
We use derivative instruments to economically hedge foreign currency exposure, in the form of foreign currency forward contracts. We also hold an embedded derivative relating to the variable interest expense on the funds withheld arrangement included as part of the Company’s LPT contract.
For the six months ended June 30, 2025, the impact of these derivative contracts on net income was a gain of $45.9 million (June 30, 2024 — loss of $15.6 million), attributable to foreign exchange contracts that had a gain of $43.0 million (June 30, 2024 — loss of $22.4 million), and a gain within the LPT embedded derivative of $2.9 million (June 30, 2024 — gain of $6.8 million).
Interest expense
The following table sets forth a summary of the interest expense for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024

	($ in millions)
Interest on LPT Funds Withheld	$8.6	$19.5
Interest and fees on the Long Term Debt	9.4	10.6
Interest expense	$18.0	$30.1

The decrease in the interest expense for the six months ended June 30, 2025 was primarily driven by the decrease in the interest expense on the funds withheld account related to the LPT contract. This decrease was due to a lower variable crediting rate for the six months ended June 30, 2025 compared to the six months ended June 30, 2024, as well as a lower average funds withheld account balance as the underlying losses were paid down.
On June 13, 2025, the Company closed its offering of $300.0 million aggregate principal amount of its 5.750% Senior Notes due 2030. The net proceeds from the offering, net of debt issuance costs, were $296.4 million, and the proceeds were used to repay the 2026 Term Loan.
Income tax expense
The income tax expense for the six months ended June 30, 2025 was $21.9 million, compared with the income tax expense of $25.7 million for the six months ended June 30, 2024.
The effective tax rate (defined as the tax expense or benefit, divided by the income or loss before income tax), for the six months ended June 30, 2025, on income before tax was 20.8% (June 30, 2024 — 12.4%). The increase in the effective tax rate is due to the introduction of a corporate income tax of 15.0% in Bermuda, which took effect from January 1, 2025.
The effective tax rate is impacted by the relative profitability of the business underwritten in Bermuda, the United Kingdom and the United States, all of which have different income tax rates.
Other comprehensive income
Other comprehensive income, net of taxes, was $156.4 million for the six months ended June 30, 2025 (June 30, 2024 — loss of $16.9 million). Other comprehensive income includes a net unrealized gain on the available for sale investment portfolio of $104.6 million (June 30, 2024 — net unrealized loss of $15.1 million), which consists of a net unrealized gain of $78.1 million (June 30, 2024 — net unrealized loss of $38.1 million) and a reclassification adjustment of $26.5 million related to the realized loss on the sale of available for sale securities (June 30, 2024 — $23.0 million). The net unrealized gain for the six months ended June 30, 2025 was due to reductions in U.S. Treasury yields. The remaining movement is due to an unrealized gain in foreign currency translation on available for sale investments of $43.5 million (June 30, 2024 — $1.6 million unrealized loss), and a $8.3 million unrealized gain on the hedged derivative contracts (June 30, 2024 — $0.2 million unrealized loss).

Underwriting Results by Business Segment
We are organized into two reportable business segments, Insurance and Reinsurance. We have determined our reportable segments by taking into account the manner in which management and ultimately the chief operating decision maker determines operating decisions and assesses operating performance. Income or loss for each of the business segments is measured by underwriting income or loss. Underwriting income is the excess of net earned premiums over the sum of losses and loss adjustment expenses, acquisition costs, and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.
Management measures segment results on the basis of the combined ratio, which is obtained by dividing the sum of the losses and loss adjustment expenses, acquisition costs, and general and administrative expenses by net earned premiums.
Non-underwriting disclosures. We provide additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include: corporate and other expenses, non-operating expenses, net investment income, net realized and unrealized investment gains or losses, changes in fair value of derivatives, interest expenses, net realized and unrealized foreign exchange gains or losses, and income taxes. These income and expense items are not allocated to our business segments as they are not directly related to our business segment operations and is consistent with how management measures the performance of its segments. We do not allocate our assets by business segments as we evaluate underwriting results of each segment separately from the results of our investment portfolio.
Segment income or loss for each of our business segments is measured by underwriting income or loss. Refer to Note 3 of our unaudited consolidated financial statements, “Segment Reporting” for information on gross and net premiums written and earned, underwriting income or loss, and combined ratios and reserves for each of our business segments.

Insurance
Our Insurance segment consists of casualty and liability insurance, first party insurance, specialty insurance, financial and professional lines insurance, and other insurance. For a more detailed description of this segment, refer to Item 4, “Business Overview — Business Segments — Insurance” in the Company’s 2024 Annual Report on Form 20-F filed with the SEC.

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	% Change	2024	2025	% Change	2024

	($ in millions, except for percentages)			($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$693.5	1.4%	$684.2	$1,380.0	6.1%	$1,301.2
Net written premiums	390.4	(8.2)%	425.3	768.3	0.6%	763.7
Net earned premiums	395.8	4.6%	378.3	799.5	8.1%	739.3
Underwriting Expenses
Current accident year net losses and loss expenses, excluding catastrophe losses	(224.8)	(2.1)%	(229.6)	(453.5)	0.4%	(451.7)
Catastrophe losses	(11.3)	nm	(5.0)	(28.3)	70.5%	(16.6)
Prior year reserve development, post LPT years	0.5	(85.7)%	3.5	2.4	(31.4)%	3.5
Adjusted losses and loss adjustment expenses (1)	(235.6)	1.9%	(231.1)	(479.4)	3.1%	(464.8)
Impact of the LPT	(3.7)	nm	(0.1)	(7.8)	nm	4.5
Losses and loss adjustment expenses	(239.3)	3.5%	(231.2)	(487.2)	5.8%	(460.3)
Acquisition costs	(45.2)	(6.2)%	(48.2)	(95.3)	13.6%	(83.9)
General and administrative expenses	(67.1)	5.8%	(63.4)	(141.6)	12.7%	(125.6)
Underwriting income	$44.2	24.5%	$35.5	$75.4	8.5%	$69.5
Adjusted underwriting income (2)	$47.9	34.6%	$35.6	$83.2	28.0%	$65.0

Ratios		% Point Change			% Point Change
Current accident year loss ratio, excluding catastrophe losses	56.8%	(3.9)	60.7%	56.7%	(4.5)	61.2%
Catastrophe losses	2.9%	1.6	1.3%	3.5%	1.3	2.2%
Current accident year loss ratio	59.7%	(2.3)	62.0%	60.2%	(3.2)	63.4%
Prior year reserve development ratio, post LPT years	(0.2)%	0.7	(0.9)%	(0.3)%	0.2	(0.5)%
Adjusted loss ratio (1)	59.5%	(1.6)	61.1%	59.9%	(3.0)	62.9%
Impact of the LPT	1.0%	1.0	—%	1.0%	1.6	(0.6)%
Loss ratio	60.5%	(0.6)	61.1%	60.9%	(1.4)	62.3%
Acquisition cost ratio	11.4%	(1.3)	12.7%	11.9%	0.6	11.3%
General and administrative expense ratio	17.0%	0.2	16.8%	17.7%	0.7	17.0%
Combined ratio	88.9%	(1.7)	90.6%	90.5%	(0.1)	90.6%
Adjusted combined ratio (2)	87.9%	(2.7)	90.6%	89.5%	(1.7)	91.2%
____________
nm - not meaningful is defined as a variance greater than +/- 100%.
(1)    Adjusted losses and loss adjustment expenses and the adjusted loss ratio are calculated by adjusting the losses and loss adjustment expenses and loss ratio to remove the impact of the LPT. Adjusted losses and loss adjustment expenses and the adjusted loss ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations are presented above. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.
(2)    Adjusted underwriting income and the adjusted combined ratio are calculated by adjusting the underwriting income and the combined ratio to remove the impact of the LPT. Adjusted underwriting income and the adjusted combined ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations are presented above. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.

Gross written premiums
The table below shows our gross written premiums for each line of business in our Insurance segment for the three and six months ended June 30, 2025 and 2024 and the percentage change in gross written premiums for each line of business.

	Three Months Ended June 30,			Six Months Ended June 30,
Lines of Business	2025		2024	2025		2024
	($ in millions)	% change	($ in millions)	($ in millions)	% change	($ in millions)
Financial and professional lines insurance	$258.0	6.1%	$243.1	$548.2	14.9%	$477.3
Casualty and liability insurance	192.3	(3.9)%	200.2	360.6	(0.6)%	362.9
Specialty insurance	122.7	(4.0)%	127.8	239.2	2.2%	234.0
First party insurance	66.7	(10.1)%	74.2	131.7	(6.3)%	140.5
Other insurance	53.8	38.3%	38.9	100.3	16.0%	86.5
Total	$693.5	1.4%	$684.2	$1,380.0	6.1%	$1,301.2
Gross written premiums increased by 1.4% for the three months ended June 30, 2025, compared to the three months ended June 30, 2024. The increase in financial and professional lines insurance was largely due to continued growth with existing cross-class program partnerships, as well as new business growth in our cyber liability portfolio. The decrease in casualty and liability insurance was largely attributable to timing of premiums. The decrease in specialty insurance can be attributed to changing market conditions, partially offset by growth with existing relationships in the crisis management portfolio. First party insurance has seen a reduction resulting from price deterioration in the U.S. property market, partially offset by strong new business growth in the inland marine portfolio. The significant increase in the other insurance line of business can be attributed to new business growth.
Gross written premiums increased by 6.1% for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. The increase in financial and professional lines insurance was largely due to continued growth with existing cross-class program partnerships, as well as new business growth in our cyber liability portfolio. The increase in specialty insurance was largely attributable to growth with existing relationships in the crisis management portfolio, partially offset by reductions resulting from changing market conditions. The decrease in first party insurance was predominantly due to price deterioration in the U.S. property portfolio, partially offset by strong new business growth in the inland marine portfolio. The increase in the other insurance line of business was largely due to new business growth.
Ceded written premiums
Total ceded written premiums for the three months ended June 30, 2025 were $303.1 million, an increase of $44.2 million from the three months ended June 30, 2024. This increase was largely driven by an increase in the level of reinsurance purchased protecting our financial and professional lines insurance business line.
Total ceded written premiums for the six months ended June 30, 2025 were $611.7, an increase of $74.2 from the six months ended June 30, 2024. This increase was largely driven by an increase in the level of reinsurance purchased protecting our financial and professional lines insurance business line.
Net earned premiums
The table below shows our net earned premiums for each line of business in our Insurance segment for the three and six months ended June 30, 2025 and 2024 and the percentage change in net earned premiums for each line of business:

	Three Months Ended June 30,			Six Months Ended June 30,
Lines of Business	2025		2024	2025		2024
	($ in millions)	% change	($ in millions)	($ in millions)	% change	($ in millions)
Financial and professional lines insurance	$139.9	(2.2)%	$143.0	$289.6	8.1%	$268.0
Casualty and liability insurance	92.7	4.7%	88.5	185.8	3.5%	179.6
Specialty insurance	83.3	6.3%	78.4	167.0	5.6%	158.2
First party insurance	50.9	(9.1)%	56.0	109.0	(4.6)%	114.3
Other insurance	29.0	133.9%	12.4	48.1	150.5%	19.2
Total	$395.8	4.6%	$378.3	$799.5	8.1%	$739.3
Net earned premiums increased by $17.5 million, or 4.6%, for the three months ended June 30, 2025 compared to the three months ended June 30, 2024. The increase was due to a $51.8 million increase in gross earned premiums, partially offset by a $34.3 million increase in ceded earned premiums.

Net earned premiums increased by $60.2 million, or 8.1%, for the six months ended June 30, 2025 compared to the six months ended June 30, 2024. The increase was due to a $124.6 million increase in gross earned premiums, partially offset by a $64.4 million increase in ceded earned premiums.
Losses and loss adjustment expenses
The loss ratio for the three months ended June 30, 2025 was 60.5%, a decrease of 0.6 percentage points compared to 61.1% for the three months ended June 30, 2024. The main drivers of the change in loss ratio were the following:
•Current accident year loss ratio, excluding catastrophe losses, for the three months ended June 30, 2025 of 56.8%, decreased by 3.9 percentage points compared to the three months ended June 30, 2024 of 60.7%. The majority of this decrease can be attributed to the financial and professional lines insurance line of business, which saw additional claims activity within U.S. management liability in the three months ended June 30, 2024.
•Catastrophe losses increased from $5.0 million for the three months ended June 30, 2024 to $11.3 million for the three months ended June 30, 2025, increasing the loss ratio by 1.6 percentage points. For both the three months ended June 30, 2025 and June 30, 2024, catastrophe losses included weather-related events.
•Prior year reserve development on post-LPT years totaled favorable development of $0.5 million for the three months ended June 30, 2025, compared to favorable development of $3.5 million for the three months ended June 30, 2024. This reduction in favorable reserve development resulted in an increase in the loss ratio of 0.7 percentage points.
•The impact of the LPT included an unfavorable movement of $3.7 million or 1.0 percentage points for the three months ended June 30, 2025, compared with an unfavorable movement of $0.1 million for the three months ended June 30, 2024. This reflects reserve development in the 2019 and prior accident years covered by the LPT, net of the movement in the deferred gain on retroactive contracts allocated to the Insurance segment.
The loss ratio for the six months ended June 30, 2025 was 60.9%, a decrease of 1.4% percentage points compared to 62.3% for the six months ended June 30, 2024. The main drivers of the change in loss ratio were the following:
•Current accident year loss ratio, excluding catastrophe losses, for the six months ended June 30, 2025 of 56.7%, decreased by 4.5% percentage points compared to the six months ended June 30, 2024 of 61.2%. The majority of this decrease can be attributed to the financial and professional lines insurance line of business, which saw additional claims activity within U.S. management liability in the six months ended June 30, 2024.
•Catastrophe losses increased from $16.6 million for the six months ended June 30, 2024 to $28.3 million for the six months ended June 30, 2025, increasing the loss ratio by 1.3 percentage points. For the six months ended June 30, 2025, catastrophe losses included $16.6 million from the California wildfires, and $11.7 million of other weather-related events. For the six months ended June 30, 2024, the catastrophe losses included $16.6 million of predominantly weather-related events.
•Prior year reserve development on post-LPT years totaled favorable development of $2.4 million for the six months ended June 30, 2025, compared to favorable development of $3.5 million for the six months ended June 30, 2024. This reduction in favorable reserve development resulted in an increase in the loss ratio of 0.2 percentage points.
•The impact of the LPT included an unfavorable movement of $7.8 million or 1.0 percentage point for the six months ended June 30, 2025, compared with a favorable movement of $4.5 million for the six months ended June 30, 2024. This reflects reserve development in the 2019 and prior accident years covered by the LPT, net of the movement in the deferred gain on retroactive contracts allocated to the Insurance segment.
Acquisition costs
Net acquisition costs were $45.2 million for the three months ended June 30, 2025, equivalent to 11.4% of net earned premiums (June 30, 2024 — $48.2 million or 12.7% of net earned premiums). The decrease in the acquisition cost ratio was primarily driven by a change in business mix and a smaller volume of delegated business written in the period which attracts higher acquisition costs, coupled with an increase in ceded commissions due to higher cessions placed with our capital market partners.
Net acquisition costs were $95.3 million for the six months ended June 30, 2025, equivalent to 11.9% of net earned premiums (June 30, 2024 — $83.9 million or 11.3% of net earned premiums). The increase in the acquisition cost ratio was primarily driven by a change in business mix, with a larger volume of delegated business written which attracts higher acquisition costs, partially offset by an increase in ceded commissions due to higher cessions placed with our capital market partners.

General and administrative expenses
General and administrative expenses increased by $3.7 million, from $63.4 million for the three months ended June 30, 2024 to $67.1 million for the three months ended June 30, 2025. The general and administrative expense ratio remained relatively consistent at 17.0% for the three months ended June 30, 2025 compared to 16.8% for the three months ended June 30, 2024.
General and administrative expenses increased by $16.0 million, from $125.6 million for the six months ended June 30, 2024 to $141.6 million for the six months ended June 30, 2025. The general and administrative expense ratio was 17.7% for the six months ended June 30, 2025 compared to 17.0% for the six months ended June 30, 2024. The increase in general and administrative expenses is driven by a higher expense base due to operational excellence enhancements.

Reinsurance
Our Reinsurance segment consists of casualty reinsurance, property catastrophe reinsurance, other property reinsurance and specialty reinsurance. For a more detailed description of this segment, refer to Item 4, “Business Overview — Business Segments — Reinsurance” in the Company’s 2024 Annual Report on Form 20-F filed with the SEC.

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	% Change	2024	2025	% Change	2024

	($ in millions, except for percentages)			($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$545.4	(3.7)%	$566.2	$1,146.1	(2.9)%	$1,180.6
Net written premiums	325.1	(15.7)%	385.8	698.9	(11.3)%	788.3
Net earned premiums	279.1	(14.7)%	327.1	578.1	(8.5)%	631.8
Underwriting Expenses
Current accident year net losses and loss expenses, excluding catastrophe losses	(135.4)	(0.4)%	(136.0)	(270.6)	2.3%	(264.6)
Catastrophe losses	(12.3)	(71.5)%	(43.2)	(86.7)	35.5%	(64.0)
Prior year reserve development, post LPT years	9.7	nm	3.7	16.8	nm	3.7
Adjusted losses and loss adjustment expenses (1)	(138.0)	(21.4)%	(175.5)	(340.5)	4.8%	(324.9)
Impact of the LPT	(1.8)	(86.7)%	(13.5)	(6.7)	(65.6)%	(19.5)
Losses and loss adjustment expenses	(139.8)	(26.0)%	(189.0)	(347.2)	0.8%	(344.4)
Acquisition costs	(44.8)	(22.0)%	(57.4)	(90.4)	(21.1)%	(114.6)
General and administrative expenses	(38.3)	6.7%	(35.9)	(88.3)	21.8%	(72.5)
Underwriting income	$56.2	25.4%	$44.8	$52.2	(48.0)%	$100.3
Adjusted underwriting income (2)	$58.0	(0.5)%	$58.3	$58.9	(50.8)%	$119.8

Ratios		% Point Change			% Point Change
Current accident year loss ratio, excluding catastrophe losses	48.5%	6.9	41.6%	46.8%	4.9	41.9%
Catastrophe losses	4.4%	(8.8)	13.2%	15.0%	4.9	10.1%
Current accident year loss ratio	52.9%	(1.9)	54.8%	61.8%	9.8	52.0%
Prior year reserve development ratio, post LPT years	(3.5)%	(2.4)	(1.1)%	(2.9)%	(2.3)	(0.6)%
Adjusted loss ratio (1)	49.4%	(4.3)	53.7%	58.9%	7.5	51.4%
Impact of the LPT	0.7%	(3.4)	4.1%	1.2%	(1.9)	3.1%
Loss ratio	50.1%	(7.7)	57.8%	60.1%	5.6	54.5%
Acquisition cost ratio	16.1%	(1.4)	17.5%	15.6%	(2.5)	18.1%
General and administrative expense ratio	13.7%	2.7	11.0%	15.3%	3.8	11.5%
Combined ratio	79.9%	(6.4)	86.3%	91.0%	6.9	84.1%
Adjusted combined ratio (2)	79.2%	(3.0)	82.2%	89.8%	8.8	81.0%
____________
nm - not meaningful is defined as a variance greater than +/- 100%.
(1)    Adjusted losses and loss adjustment expenses and the adjusted loss ratio are calculated by adjusting the losses and loss adjustment expenses and loss ratio to remove the impact of the LPT. Adjusted losses and loss adjustment expenses and the adjusted loss ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations are presented above. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.
(2)    Adjusted underwriting income and the adjusted combined ratio are calculated by adjusting the underwriting income and the combined ratio to remove the impact of the LPT. Adjusted underwriting income and the adjusted combined ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations are presented above. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.

Gross written premiums
The table below shows our gross written premiums for each line of business in our Reinsurance segment for the three and six months ended June 30, 2025 and 2024 and the percentage change in gross written premiums for each line of business:

	Three Months Ended June 30,			Six Months Ended June 30,
Lines of Business	2025		2024	2025		2024
	($ in millions)	% change	($ in millions)	($ in millions)	% change	($ in millions)
Casualty reinsurance	$219.2	9.0%	$201.1	$477.4	11.0%	$429.9
Property catastrophe reinsurance	177.5	2.7%	172.9	322.6	(0.6)%	324.5
Other property reinsurance	73.8	(32.8)%	109.9	171.5	(27.3)%	235.8
Specialty reinsurance	74.9	(9.0)%	82.3	174.6	(8.3)%	190.4
Total	$545.4	(3.7)%	$566.2	1,146.1	(2.9)%	$1,180.6
Gross written premiums decreased by 3.7% for the three months ended June 30, 2025, compared to the three months ended June 30, 2024. The increase in casualty reinsurance is due to a combination of growth with existing clients, new business and increases in line sizes, as Aspen Re continues to take advantage of favorable market conditions. The gross written premiums for other property reinsurance reduced as we chose to be selective on the business we underwrite given the current market conditions. The decrease in specialty reinsurance was primarily due to premium adjustments in line with cedant advices, coupled with a reduction in renewals in the marine portfolio. This was partially offset by the expansion of the specialty reinsurance line of business through the introduction of the health reinsurance portfolio.
Gross written premiums decreased by 2.9% for the six months ended June 30, 2025, compared to the six months ended June 30, 2024. The increase in casualty reinsurance is driven by new business growth as Aspen Re continues to take advantage of favorable market conditions. The decrease in other property reinsurance was predominantly due to rate decreases, coupled with our continued disciplined approach to underwriting, as we remain selective in writing business that does not meet our risk appetite given the current market conditions. The decrease in specialty reinsurance was primarily due to premium adjustments in line with cedant advices, coupled with a reduction in renewals in the marine portfolio. This was partially offset by the expansion of the specialty reinsurance line of business through the introduction of the health reinsurance portfolio.
Ceded written premiums
Total ceded written premiums for the three months ended June 30, 2025 were $220.3 million, an increase of $39.9 million compared to the three months ended June 30, 2024. The retention ratio decreased from 68.1% for the three months ended June 30, 2024, to 59.6% for the three months ended June 30, 2025, predominantly due to an increase in the level of reinsurance purchased across all business lines.
Total ceded written premiums for the six months ended June 30, 2025 were $447.2 million, an increase of $54.9 million compared to the six months ended June 30, 2024. The retention ratio decreased from 66.8% for the six months ended June 30, 2024, to 61.0% for the six months ended June 30, 2025, due to an increase in the level of reinsurance purchased across all business lines.
Net earned premiums
The table below shows our net earned premiums for each line of business in our Reinsurance segment for the three and six months ended June 30, 2025 and 2024 and the percentage change in net earned premiums for each line of business:

	Three Months Ended June 30,			Six Months Ended June 30,
Lines of Business	2025		2024	2025		2024
	($ in millions)	% change	($ in millions)	($ in millions)	% change	($ in millions)
Casualty reinsurance	$130.6	11.3%	$117.3	$246.8	9.8%	$224.8
Property catastrophe reinsurance	19.4	(41.4)%	33.1	66.9	2.3%	65.4
Other property reinsurance	70.5	(30.4)%	101.3	152.3	(25.5)%	204.5
Specialty reinsurance	58.6	(22.3)%	75.4	112.1	(18.2)%	137.1
Total	$279.1	(14.7)%	$327.1	$578.1	(8.5)%	$631.8
Net earned premiums decreased by $48.0 million, or 14.7%, for the three months ended June 30, 2025 compared to the three months ended June 30, 2024. The decrease was due to a $57.2 million increase in ceded earned premiums, with the majority of the increase within the casualty reinsurance line of business. This was partially offset by a $9.2 million increase in gross earned premiums.

Net earned premiums decreased by $53.7 million, or 8.5%, for the six months ended June 30, 2025 compared to the six months ended June 30, 2024. The decrease was due to a $93.6 million increase in ceded earned premiums, with the majority of the increase within the casualty reinsurance line of business. This was partially offset by a $39.9 million increase in gross earned premiums.
Losses and loss adjustment expenses
The loss ratio was 50.1% for the three months ended June 30, 2025, a decrease of 7.7 percentage points compared to 57.8% for the three months ended June 30, 2024. The main drivers of the change in loss ratio were the following:
•Current accident year loss ratio, excluding catastrophe losses, for the three months ended June 30, 2025 of 48.5%, increased by 6.9 percentage points compared to the three months ended June 30, 2024 of 41.6%. The increase can be predominantly attributed to a change in business mix, with a higher percentage of casualty reinsurance written which incurs a higher loss ratio. The introduction of the health reinsurance portfolio, which incurs a higher loss ratio, has also contributed to this increase.
•Catastrophe losses decreased from $43.2 million for the three months ended June 30, 2024 to $12.3 million for the three months ended June 30, 2025, decreasing the loss ratio by 8.8 percentage points. For the three months ended June 30, 2025, catastrophe losses included weather-related events. For the three months ended June 30, 2024, the catastrophe losses included $18.8 million from floods in Dubai, $6.6 million from floods in Germany, $5.4 million from the Francis Scott Key Bridge event, and $12.4 million of other weather-related events.
•Prior year reserve development on post-LPT years totaled favorable development of $9.7 million for the three months ended June 30, 2025, compared to favorable development of $3.7 million for the three months ended June 30, 2024. This increase in favorable reserve development resulted in a decrease in the loss ratio of 2.4 percentage points.
•The impact of the LPT included an unfavorable movement of $1.8 million, or 0.7 percentage points for the three months ended June 30, 2025, compared with an unfavorable movement of $13.5 million, or 4.1 percentage points for the three months ended June 30, 2024. This reflects reserve development in the 2019 and prior accident years covered by the LPT, net of the movement in the deferred gain on retroactive contracts allocated to the Reinsurance segment.

The loss ratio was 60.1% for the six months ended June 30, 2025, an increase of 5.6 percentage points compared to 54.5% for the six months ended June 30, 2024. The main drivers of the change in loss ratio were the following:
•Current accident year loss ratio, excluding catastrophe losses, for the six months ended June 30, 2025 of 46.8%, increased by 4.9 percentage points compared to the six months ended June 30, 2024 of 41.9%. The increase can be predominantly attributed to a change in business mix, with a higher percentage of casualty reinsurance written which incurs a higher loss ratio.
•Catastrophe losses increase from $64.0 million for the six months ended June 30, 2024 to $86.7 million for the six months ended June 30, 2025, increasing the loss ratio by 4.9 percentage points. For the six months ended June 30, 2025, catastrophe losses included $56.1 million from the California wildfires and $30.6 million of other weather-related events. For the six months ended June 30, 2024, the catastrophe losses included $20.4 million from the Francis Scott Key Bridge event, $18.8 million from floods in Dubai, $6.6 million from floods in Germany and $18.2 million of other weather-related events.
•Prior year reserve development on post-LPT years totaled favorable development of $16.8 million for the six months ended June 30, 2025, compared to favorable development of $3.7 million for the six months ended June 30, 2024. This increase in favorable reserve development resulted in a decrease in the loss ratio of 2.3 percentage points.
•The impact of the LPT included an unfavorable movement of $6.7 million, or 1.2 percentage points for the six months ended June 30, 2025, compared with an unfavorable movement of $19.5 million, or 3.1 percentage points for the six months ended June 30, 2024. This reflects reserve development in the 2019 and prior accident years covered by the LPT, net of the movement in the deferred gain on retroactive contracts allocated to the Reinsurance segment.
Acquisition costs
Net acquisition costs were $44.8 million for the three months ended June 30, 2025, equivalent to 16.1% of net earned premiums (June 30, 2024 — $57.4 million or 17.5% of net earned premiums). The decrease in the acquisition cost ratio was primarily driven by an increase in ceded commissions due to higher cessions placed with our capital market partners.

Net acquisition costs were $90.4 million for the six months ended June 30, 2025, equivalent to 15.6% of net earned premiums (June 30, 2024 — $114.6 million or 18.1% of net earned premiums). The decrease in the acquisition cost ratio was primarily driven by an increase in ceded commissions due to higher cessions placed with our capital market partner, as well as a lower volume of business written on the other property reinsurance line of business which attracts higher acquisition costs. The increase in the loss ratio in the period has also resulted in a reduction in profit commission, which has also contributed to the reduction in the acquisition cost ratio.
General and administrative expenses
General and administrative expenses increased by $2.4 million, from $35.9 million for the three months ended June 30, 2024 to $38.3 million for the three months ended June 30, 2025. The general and administrative expense ratio was 13.7% for the three months ended June 30, 2025 compared to 11.0% for the three months ended June 30, 2024. The increase in general and administrative expenses is largely driven by a higher expense base due to operational excellence enhancements.
General and administrative expenses increased by $15.8 million, from $72.5 million for the six months ended June 30, 2024 to $88.3 million for the six months ended June 30, 2025. The general and administrative expense ratio was 15.3% for the six months ended June 30, 2025 compared to 11.5% for the six months ended June 30, 2024. The increase in general and administrative expenses is largely driven by a higher expense base due to operational excellence enhancements, as well as an increase in the depreciation charged for the period.

Balance Sheet
Total cash and investments
As at June 30, 2025 and December 31, 2024, total cash and investments, including accrued interest receivable, were $8.0 billion and $7.7 billion, respectively. Total cash and investments increased mainly due to cash generated from operating activities of $128.0 million, and realized and unrealized investment gains of $122.0 million. This was partially offset by the payment of preference share dividends of $23.5 million.
Our investment strategy is focused on delivering stable investment income and total investment returns through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our customers, rating agencies and regulators. We also consider how our investments should match the liability characteristics in terms of duration and foreign currencies.
As of June 30, 2025, a significant majority of funds available for investment were deployed in a diversified portfolio of high quality, investment grade securities, including U.S. government, corporate and U.S. agency mortgage-backed securities. As part of our strategic asset allocation, we also invest a portion of our portfolio in investments such as unrated private fixed and floating rate investments, and other investments not categorized as fixed income. These securities generally pay a higher rate of interest or return and may have a higher degree of credit or default risk, or less liquidity.
The duration of total fixed income securities (the aggregate of available for sale and trading) as at June 30, 2025 was 3.2 compared to 2.9 years as at December 31, 2024. In addition, as at June 30, 2025, the average credit rating of these fixed income securities was “ A+ ,” with 83.9% being rated “A-” or higher. As at December 31, 2024, the average credit rating of our fixed income securities portfolio was “AA-,” with 85.7% being rated “A-” or higher. The average credit rating is calculated using the Bloomberg Barclays Index credit quality methodology.
As at June 30, 2025, the Company had a 3.4% allocation to investment funds and a 1.2% allocation to middle market loans and other private debt (“MMLs”) and commercial mortgage loans (“CMLs”), representing in total 4.6% of our portfolio. As at December 31, 2024, the Company had a 3.5% allocation to investment funds and a 1.8% allocation to MMLs and CMLs representing in total 5.3% of our portfolio.
Cumulative unrealized losses in the available for sale investment portfolio, net of taxes, were $93.6 million as at June 30, 2025, a decrease of $104.6 million from the net $198.2 million unrealized losses as at December 31, 2024. During the six months ended June 30, 2025, the unrealized loss position was reduced largely as a result of reductions in U.S. Treasury yields in the year.
As at June 30, 2025, the aggregate fair value of the investment funds was $270.2 million (December 31, 2024 — $267.2 million). For further information regarding these investments, refer to Note 4 of our unaudited consolidated financial statements, “Investments”.

The composition of our cash and investments as at June 30, 2025 and December 31, 2024 is summarized below:

	As at June 30, 2025		As at December 31, 2024
	Estimated Fair Value	Percentage of Total Cash and Investments	Estimated Fair Value	Percentage of Total Cash and Investments

	($ in millions, except for percentages)
Fixed income securities — available for sale
U.S. government	$1,408.4	17.8%	$1,480.6	19.3%
U.S. agency	7.4	0.1	7.2	0.1
Municipal	113.9	1.4	82.3	1.1
Corporate	2,201.1	27.8	1,986.4	25.9
Non-U.S. government-backed corporate	126.1	1.6	131.3	1.7
Non-U.S. government	342.2	4.3	246.8	3.2
Asset-backed	382.6	4.8	234.5	3.1
Agency commercial mortgage-backed	4.5	0.1	4.4	0.1
Agency residential mortgage-backed	560.1	7.1	518.7	6.8
Total fixed income securities — available for sale	5,146.3	65.0	4,692.2	61.3
Fixed income securities — trading
U.S. government	264.8	3.3	261.3	3.4
Municipal	3.3	0.1	1.6	0.1
Corporate	153.1	1.9	151.1	2.0
High yield loans	108.7	1.4	102.4	1.3
Non-U.S. government-backed corporate	—	—	2.8	0.1
Non-U.S. government	26.8	0.3	24.4	0.3
Asset-backed	580.5	7.3	625.2	8.2
Agency mortgage-backed	30.8	0.4	31.1	0.4
Total fixed income securities — trading	1,168.0	14.7	1,199.9	15.8
Investments, equity method	7.4	0.1	7.3	0.1
Other investments	312.2	3.9	267.2	3.5
Catastrophe bonds — trading	—	—	1.0	—
Privately-held investments — trading
Commercial mortgage loans	46.0	0.6	79.7	1.0
Middle market loans and other private debt	49.8	0.6	61.0	0.8
Asset-backed securities	125.0	1.6	127.6	1.7
Global corporate securities	4.3	0.1	18.5	0.2
Total privately-held investments — trading	225.1	2.9	286.8	3.7
Privately-held investments — available for sale	26.4	0.3	24.2	0.3
Short-term investments — available for sale	90.8	1.1	261.9	3.4
Short-term investments — trading	8.4	0.1	1.0	—
Cash and cash equivalents	939.0	11.9	914.2	11.9
Total cash and investments	$7,923.6	100.0%	$7,655.7	100.0%
Net payable for securities purchased (1)	$(19.7)		$(30.1)
Accrued interest receivable (2)	60.5		54.6
Total investable assets	$7,964.4		$7,680.2
__________________
(1)    Net payable for securities purchased consists of a payable for securities purchased of $28.6 million (December 31, 2024 — $36.9 million) and a receivable for securities sold of $8.9 million (December 31, 2024 — $6.8 million). The receivable for securities sold is included within other assets on the consolidated balance sheet.
(2)    Accrued interest receivable is included within other assets on the consolidated balance sheet.
As at June 30, 2025 the Company had $42.0 million of investments in equity securities as part of the Company’s strategic asset allocation (December 31, 2024 — $Nil).

Reserves for Losses and Loss Adjustment Expenses
Provision is made at the end of each year for the estimated ultimate cost of claims incurred but not settled at the balance sheet date, including the cost of IBNR claims and development of existing reported claims. The estimated cost of claims includes expenses to be incurred in settling claims and a deduction for the expected value of salvage and other recoveries. Estimated amounts recoverable from reinsurers on unpaid losses and loss adjustment expenses are calculated to arrive at a net claims reserve.
Reserves by segment.  As at June 30, 2025, we had total net reserve for losses and loss adjustment expenses of $4,358.3 million (December 31, 2024 — $3,950.6 million). This amount represented our best estimate of the ultimate liability for payment of losses and loss adjustment expenses. Of the total gross reserves for unpaid losses of $8,632.2 million at June 30, 2025, a total of $5,706.8 million, or 66.1%, represented IBNR claims (December 31, 2024 — $5,247.7 million and 64.6%). The following tables analyze the gross and net reserve for losses and loss adjustment expenses by business segment as at June 30, 2025 and December 31, 2024:

	As at June 30, 2025
Business Segment	Gross	Reinsurance Recoverable	Net

	($ in millions)
Insurance	$5,321.6	$(2,805.9)	$2,515.7
Reinsurance	3,310.6	(1,468.0)	1,842.6
Total losses and loss adjustment expense reserves	$8,632.2	$(4,273.9)	$4,358.3

	As at December 31, 2024
Business Segment	Gross	Reinsurance Recoverable	Net

	($ in millions)
Insurance	$4,957.1	$(2,698.0)	$2,259.1
Reinsurance	3,165.5	(1,474.0)	1,691.5
Total losses and loss adjustment expense reserves	$8,122.6	$(4,172.0)	$3,950.6
Within reinsurance recoverables we have recognized $1,178.1 million of recoverables on the LPT as at June 30, 2025 (December 31, 2024 — $1,190.9 million).
The gross reserves may be further analyzed between outstanding claims and IBNR as at June 30, 2025 and December 31, 2024 as follows:

	As at June 30, 2025
Business Segment	Gross Case Reserves	Gross IBNR	Gross Reserve	% IBNR

	($ in millions, except for percentages)
Insurance	$1,565.3	$3,756.3	$5,321.6	70.6%
Reinsurance	1,360.1	1,950.5	3,310.6	58.9%
Total losses and loss adjustment expense reserves	$2,925.4	$5,706.8	$8,632.2	66.1%

	As at December 31, 2024
Business Segment	Gross Case Reserves	Gross IBNR	Gross Reserve	% IBNR

	($ in millions, except for percentages)
Insurance	$1,531.1	$3,426.0	$4,957.1	69.1%
Reinsurance	1,343.8	1,821.7	3,165.5	57.5%
Total losses and loss adjustment expense reserves	$2,874.9	$5,247.7	$8,122.6	64.6%

Prior year loss reserves.  For the six months ended June 30, 2025, there was an overall decrease in our estimate of ultimate net claims to be paid in respect of prior accident years. An analysis of this overall net increase/(decrease) by business segment is as follows for each of the six months ended June 30, 2025 and 2024:

	For the Six Months Ended
Business Segment	June 30, 2025			June 30, 2024
	Prior Year Reserve Development - Post-LPT Years	Impact of the LPT	Total Prior Year Reserve Movement	Prior Year Reserve Development - Post-LPT Years	Impact of the LPT	Total Prior Year Reserve Movement
	($ in millions			($ in millions)
Insurance	$(2.4)	$7.8	$5.4	$(3.5)	$(4.5)	$(8.0)
Reinsurance	(16.8)	6.7	(10.1)	(3.7)	19.5	15.8
Total losses and loss adjustment expense reserves changes	$(19.2)	$14.5	$(4.7)	$(7.2)	$15.0	$7.8
For the six months ended June 30, 2025. The analysis of the development by each segment is as follows:
Insurance. Net adverse reserve development of $5.4 million in the six months ended June 30, 2025, due to the unfavorable impact of the LPT of $7.8 million, partially offset by favorable prior year development on post-LPT accident years of $2.4 million.
Reinsurance. Net favorable reserve development of $10.1 million in the six months ended June 30, 2025, due to the favorable prior year development on post-LPT accident years of $16.8 million, partially offset by the unfavorable impact of the LPT of $6.7 million.
For the six months ended June 30, 2024. The analysis of the development by each segment is as follows:
Insurance. Net favorable development of $8.0 million in the six months ended June 30, 2024, due to the favorable impact of the LPT of $4.5 million, together with favorable prior year development of $3.5 million on accident years 2020 onwards.
Reinsurance. Net adverse reserve development of $15.8 million in the six months ended June 30, 2024, primarily from the unfavorable impact of the LPT of $19.5 million, partially offset by favorable prior year development of $3.7 million on accident years 2020 onwards.
We did not make any significant changes to the methodologies used in our reserving process between June 30, 2024 and June 30, 2025.
Reinsurance Premiums Payable
Reinsurance Premiums Payable. As at June 30, 2025, we had reinsurance premiums payables totaling $856.4 million compared to $901.1 million at December 31, 2024, a decrease of $44.7 million, primarily driven by the reduction in the fund withheld balance in regards to the LPT contract.
B. Liquidity and Capital Resources
Liquidity
Liquidity is a measure of a company’s ability to generate cash flows sufficient to meet short-term and long-term cash requirements of its business operations. Management monitors the liquidity of Aspen Holdings and of each of its Operating Subsidiaries and arranges credit facilities to enhance short-term liquidity and capital resources on a stand-by basis. As a holding company, Aspen Holdings relies on dividends and other distributions from its Operating Subsidiaries to provide cash flow to meet ongoing cash requirements, including claims settlements, any future debt service payments and other expenses, and to pay dividends, if any, to our preference and ordinary shareholders.

Aspen Holdings’ principal sources of liquidity include (i) cash, cash equivalents and investments, (ii) dividends, capital distributions and interest payments from our Operating Subsidiaries and (iii) our availability under our revolving credit facility and letter of credit facilities. As at June 30, 2025, Aspen Holdings held $107.8 million (December 31, 2024 — $87.8 million) of cash, cash equivalents and investments. Our Operating Subsidiaries collectively paid dividends to Aspen Holdings of $126.2 million and $55.6 million for the six months ended June 30, 2025 and 2024, respectively. As at June 30, 2025, we had an estimated $787 million of availability for borrowings under our revolving credit facility and letter of credit facilities (December 31, 2024 — $774.0 million). Management considers the current cash and cash equivalents, together with dividends declared or expected to be declared by subsidiary companies and our credit facilities, sufficient to appropriately satisfy planned and expected liquidity requirements of Aspen Holdings for the remainder of 2025 and in light of liquidity projections for the period thereafter. Aspen Holdings’ liquidity depends on dividends, capital distributions and interest payments from our Operating Subsidiaries.
Operating Subsidiaries. As at June 30, 2025, the Operating Subsidiaries held $972.8 million (December 31, 2024 — $1,110.2 million) in cash and short-term investments that are readily realizable securities. Management monitors the value, currency and duration of cash and investments held by the Operating Subsidiaries to ensure they are able to meet their insurance and other liabilities as they become due and was satisfied that there was a comfortable margin of liquidity as at June 30, 2025 and for the foreseeable future.
On an ongoing basis, our Operating Subsidiaries’ sources of funds primarily consist of premiums written, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay reinsurance premiums, losses and loss adjustment expenses, brokerage commissions, general and administrative expenses, taxes, interest, dividends and to purchase new investments. The potential for individual large claims and for accumulations of claims from single events means that substantial and unpredictable payments may need to be made within relatively short periods of time.
We ensure that sufficient cash and short-term investments are held to enable us to meet potential claims without liquidating long term investments and adversely affecting our investment return.
We manage these risks by making regular forecasts of the timing and amount of expected cash outflows and ensuring that we maintain sufficient balances in cash and short-term investments to meet these estimates. Notwithstanding this policy, if these cash flow forecasts are incorrect, we could be forced to liquidate investments prior to maturity, potentially at a significant loss.
Where we incur losses in currencies which are not normally held, we will convert funds into the appropriate currencies to mitigate our currency risk and also make funds available to settle claims in local currencies as and when they become due. For local regulatory reasons, we hold assets in trusts which limits our liquidity to some degree. The process of matching assets with liabilities in currency means, however, that at any one time we will hold cash and short-term assets in all major currencies which are available to settle claims.
The liquidity of our Operating Subsidiaries is also affected by the terms of our contractual obligations to policyholders and by undertakings to certain regulatory authorities to facilitate the issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders, or restricted for other reasons. The following table shows the forms of collateral or other security provided in respect of these obligations and undertakings as at June 30, 2025 and December 31, 2024:

	As at June 30, 2025	As at December 31, 2024

	($ in millions, except for percentages)
Regulatory trusts and deposits:
Affiliated transactions	$363.0	$433.4
Third party	2,650.5	2,713.5
Letters of credit / guarantees	159.3	153.2
Total restricted assets (excluding illiquid assets)	3,172.8	3,300.1
Other investments — illiquid assets	312.2	267.2
Total restricted assets and illiquid assets	$3,485.0	$3,567.3
Total as percent of cash and invested assets	43.8%	46.4%
Refer to Note 14(a), “Commitments and Contingent Liabilities — Restricted Assets” of our unaudited consolidated financial statements for further detail on our trust fund balances which we are required to maintain in accordance with contractual obligations to policyholders and in compliance with regulatory requirements.

Consolidated cash flows for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024

	($ in millions)
Cash flows from operating activities	$128.0	$177.2
Cash flows from investing activities	(92.3)	(77.1)
Cash flows from financing activities	(27.1)	(202.3)
Effect of exchange rate movements on cash and cash equivalents	16.2	(4.7)
Increase (Decrease) in cash and cash equivalents	24.8	(106.9)
Cash and cash equivalents at beginning of period	914.2	1,028.1
Cash and cash equivalents at end of period	$939.0	$921.2
Total net cash flow provided by operating activities for the six months ended June 30, 2025 was $128.0 million, a $49.2 million decrease in cash flow from the equivalent period in 2024. We paid net claims of $522.3 million in the six months ended June 30, 2025 and utilized cash of $92.3 million for investing during the period. Cash flows from financing activities were an outflow of $27.1 million, largely due to the payment of preference share dividends.
Total net cash flow provided by operating activities for the six months ended June 30, 2024 was $177.2 million, a $87.4 million decrease in cash flow from the equivalent period in 2023. We paid net claims of $453.1 million in the six months ended June 30, 2024 and utilized cash of $77.1 million for investing during the period. Cash flows from financing activities were an outflow of $202.3 million, due to the payment of ordinary and preference share dividends.
Capital Resources
We maintain our capital at an appropriate level as determined by our internal risk appetite and the financial strength required by our customers, regulators and rating agencies, sufficient to address such capital requirements during 2025 and in light of projected capital requirements for the period thereafter. We monitor and review the Aspen Group and the Operating Subsidiaries’ capital and liquidity positions on an ongoing basis. The following table shows our capital structures as at June 30, 2025 compared to December 31, 2024:

	As at June 30, 2025	As at December 31, 2024

	($ in millions)
Share capital, additional paid-in capital, retained earnings and accumulated other comprehensive loss	$2,645.8	$2,401.4
Preference shares (net of issue costs)	699.9	970.5
Long-term debt	296.4	300.0
Total capital	$3,642.1	$3,671.9
As at June 30, 2025, total shareholders’ equity was $3,345.7 million compared to $3,371.9 million as at December 31, 2024. Our total shareholders’ equity as at June 30, 2025 includes three classes of preference shares with a total value of $699.9 million net of share issuance costs (December 31, 2024 — $970.5 million, four classes of preference shares).
Our shareholders’ equity, excluding accumulated other comprehensive loss of $233.7 million and Preference Shares, was $2,879.5 million as of June 30, 2025 (December 31, 2024: $2,792 million)
On January 1, 2025, the Company redeemed all 11,000,000 of its issued and outstanding AHL PRC Shares. Each holder of an AHL PRC Share received $25 per preference share, representing an aggregate amount of $275.0 million.
Our preference shares are classified in our balance sheet as equity but may receive a different treatment in some cases under the capital adequacy assessments made by certain rating agencies. Such securities are often referred to as “hybrids” as they have certain attributes of both debt and equity. Management monitors the ratio of the total of debt and hybrids to total capital which was 27.4% as of June 30, 2025 (December 31, 2024 — 34.6%). Total capital is defined as being shareholders’ equity plus outstanding debt.
On June 13, 2025, the Company closed its offering of $300.0 million aggregate principal amount of its 5.750% Senior Notes due 2030 (the “2030 Senior Notes”). The net proceeds from the offering, net of debt issuance costs, were $296.4 million, and the proceeds were used to repay the $300.0 million 2026 Term Loan.

As at June 30, 2025, the Company’s material debt outstanding was our newly issued 2030 Senior Notes with a value of $296.4 million.
Upon completion of the Company’s IPO in May 2025, the Company introduced the 2025 Equity and Incentive Plan which granted replacement awards in substitution for the MEP legacy share options. As a result, the Company granted 1,306,139 ordinary shares as replacement awards. To satisfy tax withholding and remittance obligations, 301,106 ordinary shares were withheld, resulting in a net issuance of 1,005,033 shares to employees.
Management monitors the ratio of debt to total capital which was 8.1% as at June 30, 2025 (December 31, 2024 — 8.2%).
Other than those listed above, there were no principal capital management transactions during the six months ended June 30, 2025.
Access to capital.  Our business operations are in part dependent on our financial strength, the opinions of the independent rating agencies thereof, and the market’s perception thereof, as measured by total shareholders’ equity, which was $3,345.7 million as at June 30, 2025 (December 31, 2024 — $3,371.9 million). Our ability to access the capital markets is dependent on, among other things, our operating results, market conditions and our perceived financial strength. We regularly monitor our capital and financial position, as well as investment and securities market conditions, both in general and with respect to Aspen Holdings’ securities. Our ordinary shares, preference shares and depositary shares are listed on the NYSE.
Cautionary Statement Regarding Forward-Looking Statements
This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements that use the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.
All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Accordingly, there are important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements, including, uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us in the future. These important risks include, but are not limited to, the following: the occurrence of natural disasters, severe weather events and other catastrophe events, as well as outbreaks of pandemic or contagious diseases; unanticipated losses from war, terrorism and political unrest, cyber attacks, government action that is hostile to commercial interests and from sovereign, sub-sovereign and corporate defaults; global climate change, as well as increasing laws, regulation and litigation in the area of climate change; cyclical changes in the reinsurance and insurance industries; reinsurers not reimbursing us for claims on a timely basis, or at all, or associated coverage disputes; the reliance on the assessment and pricing of individual risks by third parties; the failure of any risk management and loss limitation methods we employ; if actual claims exceed our loss reserves; economic or social inflation; interest rate, credit, and real estate related risks within our investment portfolio; the failure of policyholders, brokers or other intermediaries or reinsurers to honor their payment obligations; competition and consolidation in the (re)insurance industry; the Company’s ability to maintain its financial strength ratings; the Company’s reliance on a small number of brokers; political, regulatory, governmental and industry initiatives and the inability of third parties with whom we do business to appropriately manage their risks; if our internal controls over financial reporting have gaps or other deficiencies; management turnover or our inability to attract and retain senior staff, including our executive officers, senior underwriters or other members of our senior management team; our ability to rely on exemptions from certain of the New York Stock Exchange corporate governance standards as a result of our foreign private issuer and “controlled company” status; a failure in our data security and/or technology systems or infrastructure or those of third parties, including those caused by security breaches or cyber-attacks or through the incorporation of artificial intelligence; the impact of compliance obligations with applicable laws, rules and regulations related to being a public company, and many other factors. For a detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2024, as filed with the SEC, which should be deemed incorporated herein.
The inclusion of forward-looking statements in this report should not be considered as a representation by us that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Reconciliation of Non-GAAP Financial Measures
In presenting Aspen’s results, management has included and discussed certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. Management believes that these non-GAAP financial measures, which may be defined differently by other companies, help explain and enhance the understanding of Aspen’s results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP.
Average equity, a non-GAAP financial measure, is used in calculating ordinary shareholders return on average equity. Average equity is calculated by taking the arithmetic average of total shareholders’ equity on a quarterly basis for the stated periods excluding the average value of preference shares less issuance expenses. Operating return on average equity is calculated by dividing operating income by average equity.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

	($ in millions)		($ in millions)
Total shareholders’ equity	$3,345.7	$2,870.1	$3,345.7	$2,870.1
Preference shares less issuance expenses	(699.9)	(753.5)	(699.9)	(753.5)
Average adjustment	(77.6)	39.0	(133.2)	38.8
Average equity	$2,568.2	$2,155.6	$2,512.6	$2,155.4

Annualized operating return on average equity	17.2%	18.1%	12.8%	18.7%

Annualized net income, adjusted for preference share dividends, on average equity	5.6%	10.3%	4.4%	14.2%
Annualized net income, adjusted for preference share dividends, on closing equity	5.4%	10.5%	4.2%	14.5%
Operating income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Operating income also excludes certain costs related to the LPT contract, net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized and unrealized gains or losses on investments, non-operating expenses and income, and preference share redemption costs. Non-operating expenses include expenses incurred in connection with non-recurring projects, such as consulting fees and other non-recurring transformation program costs, and are included within general, administrative and corporate expenses in the consolidated statement of operations. The non-operating income tax (benefit)/expense is calculated on the above items by applying the Company’s effective current tax rate for each of the Company’s material tax jurisdictions to the relevant income/expense for those same jurisdictions. The non-operating income tax (benefit)/expense is included within income tax benefit/(expense) in the consolidated statement of operations.
Aspen excludes the items above from its calculation of operating income because management believes they are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates according to, prevailing investment market and interest rate movements. Aspen believes these amounts are either largely independent of its business and underwriting process, not aligned with the economics of transactions undertaken, or including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables users of its financial information to analyze Aspen’s results of operations in a manner consistent with how management analyzes Aspen’s underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

Operating Income Reconciliation	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

	($ in millions)		($ in millions)
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$35.5	$55.3	$55.4	$153.5
Add/(deduct) items before tax
Net foreign exchange losses/(gains)	31.9	(1.9)	44.8	(11.0)
Net realized and unrealized investment losses	9.3	26.1	9.6	27.1
Non-operating expenses	47.3	5.5	55.6	11.7
Impact of the LPT	5.6	13.5	14.6	15.0
Variable interest on the LPT funds withheld	2.5	5.2	5.4	11.5
Non-operating income tax (benefit)	(21.2)	(6.1)	(28.5)	(6.8)
Preference share redemption costs	—	—	4.4	—
Operating income	$110.9	$97.6	$161.3	$201.0
General Insurance:
Underwriting result or income/ loss is a non-GAAP financial measure. Income or loss for each of the business segments is measured by underwriting income or loss. Underwriting income or loss is the excess of net earned premiums over the underwriting expenses. Underwriting expenses are the sum of losses and loss adjustment expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.
Adjusted losses and loss adjustment expenses is a non-GAAP financial measure. It is the sum of current accident year losses, catastrophe losses and prior year reserve strengthening/(releases) post LPT years. Adjusted losses and loss adjustment expenses excludes the change in the deferred gain on retroactive reinsurance contracts and represents the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing business.
Adjusted underwriting income or loss is a non-GAAP financial measure. It is the underwriting income or loss adjusted for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing portfolio.
Along with most property and casualty insurance companies, we use the loss ratio, the expense ratio and the combined ratio as measures of underwriting performance. These ratios are relative measurements that describe, for every $100 of net earned premiums, the amount of losses and loss adjustment expenses, and the amount of other underwriting expenses that would be incurred. A combined ratio of less than 100 indicates an underwriting income and a combined ratio of over 100 indicates an underwriting loss.
Combined ratio is the sum of the loss ratio and expense ratio. The loss ratio is calculated by dividing losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premiums.
Adjusted combined ratio is a non-GAAP financial measure. It is the sum of the adjusted loss ratio and the expense ratio. The adjusted loss ratio is calculated by dividing the adjusted losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premiums.
Combined ratios differ from U.S. statutory combined ratios primarily due to the deferral of certain third-party acquisition expenses for GAAP reporting purposes and the use of net earned premiums rather than net written premiums in the denominator when calculating the acquisition cost and the general and administrative expense ratios.

Underwriting Income, Adjusted Underwriting Income, Adjusted Combined Ratio and Adjusted Loss Ratio	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions, except for percentages)	2025	2024	2025	2024

Net earned premium	$674.9	$705.4	$1,377.6	$1,371.1

Current accident year net losses and loss expenses	(360.2)	(365.6)	(724.1)	(716.3)
Catastrophe losses	(23.6)	(48.2)	(115.0)	(80.6)
Prior year reserve development, post LPT years	10.2	7.2	19.2	7.2
Adjusted losses and loss adjustment expenses	(373.6)	(406.6)	(819.9)	(789.7)
Impact of the LPT	(5.5)	(13.6)	(14.5)	(15.0)
Losses and loss adjustment expenses	(379.1)	(420.2)	(834.4)	(804.7)
Acquisition costs	(90.0)	(105.6)	(185.7)	(198.5)
General and administrative expenses	(105.4)	(99.3)	(229.9)	(198.1)
Underwriting expenses	$(574.5)	$(625.1)	$(1,250.0)	$(1,201.3)

Underwriting income	$100.4	$80.3	$127.6	$169.8

Combined ratio	85.1%	88.7%	90.8%	87.6%

Adjusted underwriting income (1)	$105.9	$93.9	$142.1	$184.8
Adjusted combined ratio (1)	84.3%	86.7%	89.7%	86.5%
Adjusted loss ratio (1)	55.4%	57.6%	59.5%	57.6%
____________
(1)    The adjusted underwriting income, adjusted combined ratio and adjusted loss ratio remove the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. The adjusted underwriting income, adjusted combined ratio and adjusted loss ratio represent the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing portfolio.

Basic Earnings per Ordinary Share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted Earnings per Ordinary Share illustrates the effect on basic earnings per share of dilutive securities and is calculated using the treasury stock method.
Basic Operating Earnings per Share and Diluted Operating Earnings per Share are non-GAAP financial measures. Basic operating earnings per share and diluted operating earnings per share are calculated by dividing operating income by the basic or diluted weighted average number of shares outstanding for the period.

Earnings per share	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

Basic earnings per ordinary share
Net income available to ordinary shareholders	$0.39	$0.61	$0.61	$1.69
Operating income	$1.22	$1.07	$1.77	$2.21

Diluted earnings per ordinary share
Net income available to ordinary shareholders	$0.39	$0.61	$0.61	$1.69
Operating income	$1.22	$1.07	$1.77	$2.21

Weighted average number of ordinary shares outstanding (in millions)	90.977	90.833	90.906	90.833
Weighted average number of ordinary shares outstanding and dilutive potential ordinary shares (in millions)	91.042	90.833	90.938	90.833

The dilutive effect of options has been calculated using the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of options will be used to purchase the Company's ordinary shares at the average market price during the period of calculation.
Book value per ordinary share is calculated by adjusting shareholders’ equity to remove the impact of Preference Shares as at period end, and dividing it by the number of outstanding ordinary shares at the end of the period.
Book value per ordinary share ex AOCI is a non-GAAP financial measure. It is book value per ordinary share adjusted to remove the impact of accumulated other comprehensive income (“AOCI”).
Diluted book value per ordinary share illustrates the effect on basic book value per share of dilutive securities and is calculated using the treasury stock method.

($ in millions, except for per share amounts)	As at June 30, 2025	As at December 31, 2024

Total shareholders' equity	$3,345.7	$3,371.9
Less: preference shares	(699.9)	(970.5)
Ordinary shareholders' equity	2,645.8	2,401.4
Less: AOCI	233.7	390.1
Ordinary shareholders' equity, ex AOCI	$2,879.5	$2,791.5

Ordinary shares outstanding (in millions) as at period end	91.838	90.833
Diluted shares outstanding (in millions) as at period end	91.948	90.833

Book value per ordinary share	$28.81	$26.44
Book value per diluted ordinary share	$28.78	$26.44

Book value per ordinary share, ex AOCI	$31.35	$30.73
Book value per diluted ordinary share, ex AOCI	$31.32	$30.73

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

By:	/s/ Mark Pickering
Name: Mark Pickering
Title: Chief Financial Officer
Date: August 13, 2025